UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO PROPOSED CAPITAL CONTRIBUTION IN A JOINT VENTURE IN BEIJING, THE PRC

AND

(2) NON-EXEMPT CONNECTED TRANSACTION — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO FORMER CHIEF EXECUTIVE OFFICER

AND

(3) NON-EXEMPT CONNECTED TRANSACTIONS — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO CHIEF EXECUTIVE OFFICER AND DIRECTOR

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 28 to 29 of this circular. A letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 30 to 61 of this circular.

The notice convening an extraordinary general meeting to be held at 18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on Friday, 29 September 2017 at 2 : 00 p.m. (the ‘‘EGM’’) is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the EGM in accordance with the instructions printed thereon.

Whether you are able to attend the EGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person should you wish. Only Shareholders of record on 29 September 2017 are entitled to attend and vote at the EGM.

* for identification purpose only

13 September 2017

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

‘‘2004 Stock Option Plan’’	the 2004 stock option plan adopted by the Company by way of a Shareholders’ resolution on 16 February 2004 but terminated by the Company on 15 November 2013

‘‘2014 Equity Incentive Plan’’	the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with SAFE, a summary of which is set out in the 2015 Annual Report

‘‘2014 Stock Option Plan’’	the 2014 stock option plan adopted by the Company by way of a Shareholders’ resolution on 13 June 2013 which became effective from 15 November 2013

‘‘ADS(s)’’	American depositary share(s) of the Company, each of which represents 50 Ordinary Shares

‘‘Amendment JV Agreement’’	the amended and restated joint venture agreement dated 10 August 2017 entered into among the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings and ETown Capital

‘‘Beijing Semi Fund’’	Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership) (北京集成電路製造和裝備股權投資中心（有限合夥）), a company incorporated in the PRC

‘‘Board’’	the board of the Directors

‘‘Capital Increase Agreement’’	the capital increase and subscription agreement dated 10 August 2017 entered into among the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings, E-Town Capital and the Joint Venture Company

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC

‘‘Company’’	Semiconductor Manufacturing International Corporation ( 中 芯 國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.

DEFINITIONS

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules

‘‘Director(s)’’	the director(s) of the Company

‘‘Dr. Chiu’’	Dr. Tzu-Yin Chiu, a former Chief Executive Officer of the Company, the Vice Chairman and a non-executive Director

‘‘Dr. Zhao’’	Dr. Haijun Zhao, the Chief Executive Officer of the Company

‘‘E-Town Capital’’	北京亦莊國際投資發展有限公司 (Beijing E-Town International Investment & Development Co., Ltd.), a limited liability company incorporated in the PRC

‘‘EGM’’	the extraordinary general meeting of the Company to approve, among other things, the Amendment JV Agreement, the Capital Increase Agreement and any transactions contemplated thereunder and the Proposed RSU Grants

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC

‘‘IDIMC’’	Beijing Industrial Developing Investment Management Co., Ltd. (北京工業發展投資管理有限公司), a company incorporated in the PRC

‘‘Independent Board Committee’’	an independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Amendment JV Agreement or the Capital Increase Agreement or the Proposed RSU Grants other than, where applicable, being a Shareholder

‘‘Independent Financial Adviser’’ or ‘‘Messis Capital’’	Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, and being, the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants

DEFINITIONS

‘‘Independent Shareholder’’	in relation to the Amendment JV Agreement and the Capital Increase Agreement, Shareholders other than Xinxin (Hongkong) Capital Co., Limited and other associates (as defined in the Listing Rules) of China IC Fund and in relation to the Proposed RSU Grants, the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve the non-exempt connected transactions relating to the Proposed RSU Grants

‘‘Joint Venture Company’’	Semiconductor Manufacturing North China (Beijing) Corporation (中芯北方集成電路製造（北京）有限公司) in the PRC established pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which will be owned as to 13% by the Company, 12.5% by SMIC Beijing, 25.5% by SMIC Holdings, 32% by China IC Fund, 5.75% by E-Town Capital, 1.125% by ZDG, 1.125% by IDIMC and 9% by Beijing Semi Fund

‘‘Latest Practicable Date’’	7 September 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Ordinary Share(s)’’	the ordinary Share(s) of US$0.004 each in the share capital of the Company

‘‘PRC’’	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan

‘‘Proposed RSU Grants’’	(i) the proposed grant of 1,054,659 Restricted Share Units to Dr. Chiu as announced on 22 May 2017; (ii) the proposed grant of 1,687,500 Restricted Share Units to Dr. Zhao as announced on 7 September 2017; and (iii) the proposed grant of 187,500 Restricted Share Units to Dr. Chiu as announced on 7 September 2017, all pursuant to the 2014 Equity Incentive Plan

‘‘Restricted Share Units’’	an unsecured promise of the Company to pay eligible individuals a specific number of Ordinary Shares or ADSs, as applicable, on a specified date pursuant to 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

‘‘RMB’’	Renminbi, the lawful currency of the PRC

‘‘SAFE’’	the PRC State Administration of Foreign Exchange

DEFINITIONS

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shareholders’’	holder(s) of Shares

‘‘Shares’’	shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and preferred shares of US$0.004 each in the share capital of the Company) and warrants and other securities which carry a right to subscribe for or purchase shares of the Company

‘‘SMIC Beijing’’	Semiconductor Manufacturing International (Beijing) Corporation (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established in the PRC and a whollyowned subsidiary of the Company

‘‘SMIC Holdings’’	中芯國際控股有限公司 (SMIC Holdings Corporation), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘United States’’	the United States of America

‘‘US$’’	United States dollar, the lawful currency of the United States

‘‘ZDG’’	Zhongguancun Development Group (中關村發展集團股份有限公 司 ), a company incorporated in the PRC

‘‘%’’	percent

* for identification purpose only

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

Executive Directors: Zhou Zixue (Chairman) Gao Yonggang (Chief Financial Officer)	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

Non-executive Directors: Tzu-Yin Chiu (Vice Chairman) Chen Shanzhi Zhou Jie Ren Kai Lu Jun Tong Guohua	Principal Place of Business: 18 Zhangjiang Road PuDong New Area Shanghai 201203 People’s Republic of China

Independent non-executive Directors: Lip-Bu Tan William Tudor Brown Carman I-Hua Chang Shang-yi Chiang Jason Jingsheng Cong

13 September 2017

To the Shareholders

Dear Sir or Madam,

PART I — AMENDMENT JV AGREEMENT AND CAPITAL INCREASE AGREEMENT

INTRODUCTION

The purpose of this circular is to provide you with information on the businesses to be transacted at the EGM in respect of, among other matters, the Amendment JV Agreement and the Capital Increase Agreement in relation to the proposed capital contribution in the Joint Venture Company and any transactions contemplated hereunder.

* for identification purpose only

LETTER FROM THE BOARD

AMENDMENT JV AGREEMENT

References are made to: (1) the Company’s announcement dated 3 June 2013 in relation to the establishment of the Joint Venture Company in the PRC pursuant to a joint venture agreement dated 3 June 2013 entered into among the Company and its wholly-owned subsidiary SMIC Beijing, IDIMC and ZDG; (2) the Company’s announcement dated 10 May 2016 and circular dated 7 June 2016 relating to the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC and ZDG agreeing to amend the previous joint venture agreement through an amended and restated joint venture agreement dated 10 May 2016; and (3) the Company’s announcement dated 10 August 2017 relating to the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings and E- Town Capital agreeing to amend the previous joint venture agreement through the Amendment JV Agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224 million into the registered capital of the Joint Venture Company. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will increase from nil to US$1,224 million. Their aggregate shareholding in the Joint Venture Company will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of the Joint Venture Company representing 5.75% of the enlarged registered capital of the Joint Venture Company. The above parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion.

The principal terms of the Amendment JV Agreement are set out as follows:

Date:            10 August 2017

Parties:

1.	the Company, its wholly-owned subsidiaries SMIC Beijing and SMIC Holdings;

2.	China IC Fund;

3.	Beijing Semi Fund;

4.	IDIMC;

5.	ZDG; and

6.	E-Town Capital.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, IDIMC, ZDG, E-Town Capital and their respective ultimate beneficial owners are third parties independent of the Company and the connected persons of the Company.

LETTER FROM THE BOARD

Business scope of the Joint Venture Company

The Joint Venture Company principally engages in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. It is located on the existing premises of SMIC Beijing in the Economic-Technological Development Area, Beijing, the PRC. Depending on the environment in which the Joint Venture Company operates and market conditions, the Joint Venture Company is expected to establish and build up significant manufacturing capacity with a focus on 28/40-nanometer and aims to reach a manufacturing capacity of 70,000 wafers per month.

Total investment under the Amendment JV Agreement

Pursuant to the Amendment JV Agreement, the total investment under the Amendment JV Agreement is estimated to be US$7.2 billion. The Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224 million into the registered capital of the Joint Venture Company. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will increase from nil to US$1,224 million. Their aggregate shareholding in the Joint Venture Company will remain at 51%. The Company, SMIC Beijing and SMIC Holdings are proceeding to perform the capital contribution obligations which will lead to an increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion. The remaining US$2.4 billion of the total investment under the Amendment JV Agreement is intended to be funded through the Joint Venture Company’s internal cash flow and debt financing.

The Company, SMIC Beijing and SMIC Holdings will contribute 51% of the registered capital in an aggregate amount of US$2,448 million. It is currently agreed that the Company, SMIC Beijing and SMIC Holdings will each contribute 13%, 12.5% and 25.5% of the enlarged registered capital in an aggregate amount of US$624 million, US$600 million and US$1,224 million, respectively. The Company, SMIC Beijing and SMIC Holdings may adjust the amount of contribution between themselves based on actual circumstances provided that their aggregate contribution remains at 51% of the registered capital of the Joint Venture Company. The cash capital contribution from the Company, SMIC Beijing and SMIC Holdings will be funded by internal cash flow and debt financing.

China IC Fund will contribute 32% of the registered capital in an aggregate amount of US$1,536 million. Beijing Semi Fund, IDIMC, ZDG and E-Town Capital will contribute 17% of the registered capital in an aggregate amount of US$816 million. The consideration was arrived at after arm’s length negotiations among the parties. As disclosed in the two tables on the aggregate capital contribution obligations on pages 11 and 12 of this circular, the Company, SMIC Beijing and SMIC Holdings wish to contribute an aggregate amount of US$2,448 million to the registered capital of the Joint Venture Company (representing 51% of such registered capital) to ensure they hold more than 50% of the interest in the Joint Venture Company. China IC Fund has agreed to contribute US$1,536 million as one of China IC Fund’s objectives behind this investment into wafer manufacturing business is to complete its IC advance manufacturing chain in the PRC. As the registered capital of the Joint Venture Company will increase to US$4.8 billion, apart from 51% of the interest in the Joint Venture Company held by the Company, SMIC Beijing and SMIC Holdings, China IC Fund has agreed to take 32% of the interest in the Joint Venture Company and will remain the second largest shareholder of the Joint Venture Company. China IC Fund’s total capital contribution of US$1,536 million is also determined based on the potential production capacity of the manufacturing foundry at 70,000 28/40nm wafers representing the largest advance node manufacturing capacity in the PRC, as well as the potential to increase the Joint Venture Company’s production capacity further with additional foundry business in the future.

LETTER FROM THE BOARD

The parties plan to make the registered capital by cash in stages by 2019. The progress of contributions by the parties may be adjusted by the Joint Venture Company in accordance with its actual operational needs and the progress of governmental approvals subject to the approval from more than two thirds of the directors of the Joint Venture Company. The capital contributions will be applied by the Joint Venture Company to capital expenditure and working capital.

As shown in the two tables on pages 11 and 12 of this circular, under the previous amended and restated joint venture agreement dated 10 May 2016, as a result of the planned increase of the registered capital, the total investment of US$7.2 billion will comprise US$4.8 billion by way of the registered capital and US$2.4 billion by way of internal cash flow and debt financing.

Composition of the Board and the Supervisory Board of the Joint Venture Company and General Management

The board of directors of the Joint Venture Company will comprise seven directors. The Company, SMIC Beijing and SMIC Holdings are together entitled to appoint four directors in total, China IC Fund is entitled to appoint two directors and ZDG is entitled to appoint one director. The Company is entitled to nominate the chairman of the board of directors of the Joint Venture Company. China IC Fund is entitled to nominate the vice chairman of the board of directors of the Joint Venture Company. Each of Beijing Semi Fund and E-Town Capital is entitled to appoint an observer to attend the board meetings of the Joint Venture Company.

The supervisory board of the Joint Venture Company will comprise eight members with one member to be appointed by the Company, one member to be appointed by China IC Fund, one member to be appointed by Beijing Semi Fund, one member to be appointed by IDIMC, one member to be appointed by E-Town Capital and three members to be elected by the employees of the Joint Venture Company. The chairman of the supervisory board will be elected by a majority of all members of the supervisory board.

The Company will be responsible for managing the daily operations of the Joint Venture Company.

LETTER FROM THE BOARD

Other Terms

The term of operation of the Joint Venture Company is 25 years from the date of its establishment (being 12 July 2013). The parties will decide whether to extend the term of operation of the Joint Venture Company at least six months prior to the expiry date of the term of operation.

The Amendment JV Agreement will, after being agreed and signed by the parties, (together with the transactions contemplated thereunder) be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM, the Amendment JV Agreement will become effective and binding on the parties (except that, in the case of China IC Fund, the Amendment JV Agreement will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90 (which has been satisfied as at the date of this circular)). The terms of the Amendment JV Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

For the purpose of clarification, the assets valuation is part of E-Town Capital, China IC Fund and ZDG’s internal control requirements. The valuation was based on cost method and was finalised already before parties’ entry into the Amendment JV Agreement. The valuation does not affect the consideration payable by E-Town Capital and China IC Fund to the Joint Venture Company, being its contribution to the registered capital of the Joint Venture Company.

CAPITAL INCREASE AGREEMENT

On 10 August 2017, the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings, E-Town Capital and the Joint Venture Company also entered into the Capital Increase Agreement to carry out the proposed capital contribution.

The principal terms of the Capital Increase Agreement are set out as follows:

Date:            10 August 2017

Parties:

1.	the Company, its wholly-owned subsidiaries SMIC Beijing and SMIC Holdings;

2.	China IC Fund;

3.	Beijing Semi Fund;

4.	IDIMC;

5.	ZDG;

LETTER FROM THE BOARD

6.	E-Town Capital; and

7.	the Joint Venture Company, a subsidiary of the Company.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, IDIMC, ZDG, E-Town Capital and their respective ultimate beneficial owners are third parties independent of the Company and the connected persons of the Company.

Subscription of registered capital

The registered capital of the Joint Venture Company will increase from US$2.4 billion to US$4.8 billion. In respect of the increase of US$2.4 billion, the parties have agreed that SMIC Holdings will contribute the amount of US$1,224 million in cash while China IC Fund and E-Town Capital will contribute an RMB amount equivalent to US$900 million and US$276 million in cash (calculated at the middle exchange rate of RMB to US$ as announced by the People’s Bank of China on the date of contribution), respectively.

Other terms

The Capital Increase Agreement will, after being agreed and signed by the parties, (together with the transactions contemplated thereunder) be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM, the Capital Increase Agreement will become effective and binding on the parties (except that, in the case of China IC Fund, the Capital Increase Agreement will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90 (which has been satisfied as at the date of this circular)).

For the purpose of clarification, the assets valuation is part of E-Town Capital, China IC Fund and ZDG’s internal control requirements. The valuation was based on cost method and was finalised already before parties’ entry into the Capital Increase Agreement. The valuation does not affect the consideration payable by E-Town Capital and China IC Fund to the Joint Venture Company, being its contribution to the registered capital of the Joint Venture Company.

LETTER FROM THE BOARD

CHANGES IN CAPITAL CONTRIBUTION OBLIGATIONS

Details about the changes in the aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings to the Joint Venture Company are set out in the two tables below:

1.	The aggregate capital contribution obligations of the Company and SMIC Beijing to the Joint Venture Company under the previous amended and restated joint venture agreement dated 10 May 2016 prior to the entering into of the Amendment JV Agreement dated 10 August 2017 (US$ million)

	Total investment	The Company and SMIC Beijing’s commitment (representing 51% of the registered capital)	Actual amounts that the Company and SMIC Beijing have contributed as at the Latest Practicable Date	Outstanding aggregate capital contribution obligations of the Company and SMIC Beijing
Registered capital	2,400	1,224	1,224 (624 from the Company and 600 from SMIC Beijing, respectively)	0
Amounts to be funded through the Joint Venture Company’s internal cash flow and debt financing	1,190	0	0	0
Total	3,590	1,224	1,224	0

LETTER FROM THE BOARD

2.	The aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings to the Joint Venture Company under the Amendment JV Agreement dated 10 August 2017 (US$ million)

	Total investment	The Company, SMIC Beijing and SMIC Holdings’ amended commitment (representing 51% of the enlarged registered capital)	Actual amounts that the Company, SMIC Beijing and SMIC Holdings have contributed as at the Latest Practicable Date	Outstanding aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings
Registered capital (Note)	4,800	2,448	1,224 (624 from the Company and 600 from SMIC Beijing, respectively)	1,224 (from SMIC Holdings)
Amounts to be funded through the Joint Venture Company’s internal cash flow and debt financing	2,400	0	0	0
Total	7,200	2,448	1,224	1,224

Note:	The increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion will, together with other terms of the Amendment JV Agreement, become effective and binding on the parties after obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM (except that, in the case of China IC Fund, the increase will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90).

GENERAL INFORMATION ABOUT THE JOINT VENTURE COMPANY

The Joint Venture Company was duly established on 12 July 2013. As stated in the Group’s annual report for the year ended 31 December 2016, the Joint Venture Company has total assets and total equity of approximately US$2,910.42 million and US$2,172.53 million respectively. According to the audited accounts of the Joint Venture Company prepared in accordance with the PRC GAAP, the Joint Venture Company’s net profit/(loss) (before taxation and extraordinary items) for 2016 and 2015 are approximately US$(121.26 million) and US$(56.88 million) respectively, and the Joint Venture Company’s net profit/ (loss) (after taxation and extraordinary items) for 2016 and 2015 are approximately US$(115.67 million) and US$(56.88 million) respectively. The Joint Venture Company will continue to be a subsidiary of the Company following completion of the transactions contemplated under the Amendment JV Agreement and the Capital Increase Agreement.

LETTER FROM THE BOARD

The overall development plan is for the Joint Venture Company to develop a production line comprising two fabs with target manufacturing capacity of 70,000 12-inch wafers per month. Such plan will be carried out in two phases. The aim of the first phase is for the existing fab of the Joint Venture Company to reach its target manufacturing capacity of 35,000 12-inch wafers per month. As at the end of 30 June 2017, the monthly manufacturing capacity of the Joint Venture Company was 23,000 12-inch wafers, with an aim to reach 28,400 wafers per month by the end of 2017. After completing the first phase, the Joint Venture Company is expected to commence its second and final phase by developing a second fab towards its target manufacturing capacity of 70,000 12-inch wafers per month. This round of further capital increase of US$3.61 billion (comprising US$2.4 billion in the form of registered capital injection and US$1.21 billion to be funded through the Joint Venture Company’s internal cash flow and debt financing) will be used to fulfill this purpose.

REASONS FOR AND BENEFITS OF THE AMENDMENT JV AGREEMENT AND THE CAPITAL INCREASE AGREEMENT

As disclosed in the Company’s announcements dated 10 May 2016 and circular dated 7 June 2016 and the table on page 11 of this circular, before entering into the Amendment JV Agreement on 10 August 2017, the total investment in the Joint Venture Company was US$3.59 billion (comprising US$2.4 billion in the form of registered capital and US$1.19 billion funded through the Joint Venture Company’s internal cash flow and debt financing). Such investment has been used for development, expansion and related needs for equipment of the Joint Venture Company’s existing fab. The Joint Venture Company has successfully commenced its first phase in production by developing its manufacturing capacity of 40nm and 28nm wafers used for communications and consumer related applications towards its target manufacturing capacity of 35,000 12-inch wafers per month. As at the end of 30 June 2017, the monthly manufacturing capacity of the Joint Venture Company was 23,000 12- inch wafers, with an aim to reach 28,400 wafers per month by the end of 2017. After completing the first phase, the Joint Venture Company is expected to commence its second phase by developing a second fab towards its target manufacturing capacity of 70,000 12- inch wafers per month. This round of further capital increase of US$3.61 billion (comprising US$2.4 billion in the form of registered capital injection and US$1.21 billion to be funded through the Joint Venture Company’s internal cash flow and debt financing) under the Amendment JV Agreement will be used to fund development, expansion and related needs for equipment of the Joint Venture Company’s second fab for the next five to ten years.

The business strategy of the Joint Venture Company is to continue increasing its manufacturing capacity, utilisation rate and profitability as well as work closely with its existing 28nm and 40nm customers and develop new clients and products. This round of further capital contributions will be used to develop its second fab by improving its scale, utilisation rate, product mix and production yields, leading to an increase in its profitability over time. As the Group derives approximately one fourth of its wafer revenue from 28nm and 40nm wafers in 2016 and the first half of 2017, the continuing development in manufacturing capacity of 28nm wafers is an important strategic component of the sustainable growth of the Group, particularly considering the revenue contribution from 28nm wafers had increased from approximately 1.6% in 2016 to approximately 5.8% in the first half of 2017 in terms of wafer revenue and the migration of various technologies towards 28nm technology due to its technological performance and price competitiveness. The manufacturing capacity of 28nm and 40nm wafers is also interchangeable to a certain extent, allowing a flexibility to satisfy customers’ demand.

LETTER FROM THE BOARD

Through adopting the joint venture structure, the Joint Venture Company is funded through a balanced mix of capital contributions from joint venture partners, operating cash flow and debt financing, with an intention to capture more opportunities and build up scale production for better long-run profitability. It is expected that 28nm technology will be one of the Company’s major growth drivers in 2017 and 2018. The Company plans to continue developing new 28nm derivative technologies as well to cater for growing customers’ needs.

It is expected that the main funding needs of the Joint Venture Company will be for acquisition of equipment. The Joint Venture Company is able to fulfill such needs through a mix of capital contribution from joint venture partners, operating cash flow and debt financing. With a flexible timeline, its development can be adjusted according to customers’ needs, market conditions as well as profitability conditions.

As China IC Fund mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials, the Company believes that such partnership will capture more business opportunities.

Based on the Joint Venture Company’s current status and future development plan as explained above, and the increase in monthly manufacturing capacity from 35,000 to 70,000 12-inch wafers in particular, the Directors (excluding independent non-executive Directors whose view will be given after taking into account the advice from the Independent Financial Adviser) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder; the terms of the Amendment JV Agreement and the Capital Increase Agreement are fair and reasonable; and the entering into of the Amendment JV Agreement, the Capital Increase Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.91% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of president in China IC Fund’s fund manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director, holds the position of Vice President in China IC Fund’s fund manager Sino IC Capital Co., Ltd. As Beijing Semi Fund holds approximately 18% equity interest in the Joint Venture Company, a subsidiary of the Company, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Company’s entering into the Amendment JV Agreement and the Capital Increase Agreement with, amongst others, China IC Fund and Beijing Semi Fund constitutes a connected transaction under Chapter 14A of the Listing Rules. China IC Fund’s further cash contribution of US$900 million into the registered capital of the Joint Venture Company, a subsidiary of the Company, also constitutes a connected transaction under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As certain of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules in respect of the Amendment JV Agreement and the Capital Increase Agreement exceed 25% but are less than 75%, the transaction contemplated under the Amendment JV Agreement and the Capital Increase Agreement constitutes a major transaction under Chapter 14 of the Listing Rules, and a non-exempt connected transaction subject to reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, an Independent Board Committee comprising Mr. Lip-Bu Tan, Mr. William Tudor Brown, Ms. Carmen I-Hua Chang. Dr. Shang-yi Chiang and Dr. Jason Jingsheng Cong, all being the independent non-executive Directors, has been established to advise and provide recommendation to the Independent Shareholders on the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder.

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 28 to 29 of this circular. The letter from Messis Capital to the Independent Board Committee and the Independent Shareholders is set out on pages 30 to 61 of this circular.

INFORMATION ABOUT THE PARTIES

The Company, SMIC Beijing and SMIC Holdings

Semiconductor Manufacturing International Corporation (‘‘SMIC’’; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company. SMIC Holdings, as a multinational company’s regional headquarters, was formed in 2015 and is a wholly-owned subsidiary of the Company.

LETTER FROM THE BOARD

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd..

E-Town Capital

Beijing E-Town International Investment & Development Co., Ltd. (‘‘E-Town Capital’’) was founded in February 2009, as a State-owned investment corporation for industrial transformations and improvements in the Beijing Economic-Technological Development Area, by providing innovative financial services in response to development demands. It uses government resources and its own market strength to develop diverse industrial investment and financial service and create intelligent industrial clusters.

E-Town Capital focuses on the real needs of the economy and connects government and markets with financial services innovation to provide an investment platform, a financial service platform and a flexible innovative industry base.

E-Town Capital follows long-cycle investment strategies while developing full-flow Fund of Funds systems (FOFs). It also develops top industrial clusters for integrated circuitry, equipment manufacturing and aerospace science and technology, working with Nexteer Automotive and Integrated Silicon Solution Inc’s overseas M&A. It has invested in the Semiconductor Manufacturing International Corporation’s B2 project, as well as BOE Technology Group and BAIC Motor Corporation. It is backing 112 projects with the capital amounting to RMB27 billion (US$3.9 billion) and its FOFs have invested in more than 50 funds, amounting to RMB220 billion (US$30 billion).

Adhere to the business concept of internationalization, marketization and innovation, E-Town Capital, with full financial services, will develop an investment corporation with international influence by combining capital, technology, talent, and markets.

Beijing Semi Fund

Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (北京集成電路製造和裝備股權投資中心（有限合夥）) (‘‘Beijing Semi Fund’’) is the first local government sponsored fund for the semiconductor sector in China. Established in September 2014, Beijing Semi Fund currently has approximately RMB4.2 billion in total capital commitments. Managed by CGP Investment ( 盛 世 投 資 ), the fund actively invests in companies along the value chain of the semiconductor industry, including companies engaged in manufacturing, equipment, IC design, packaging and testing, and materials. It may also invest in some of the application areas for semiconductor chips, such as automotive, consumer electronics, new energy, advanced manufacturing, telecommunication, and medical equipment, etc.

LETTER FROM THE BOARD

IDIMC

Beijing Industrial Development Investment Management Co., Ltd. (北京工業發展投資管 理 有 限 公 司 ) is a wholly-owned subsidiary of Beijing State-owned Assets Management Co., Ltd. (北京市國有資產經營有限責任公司). Established on 28 February 2002 with a registered capital of RMB1 billion, the company is charged with the mission of boosting the modern manufacturing sector and developing refined, state-of-the-art technology industries in Beijing. It is committed to building itself into a first-rate business group claiming solid capital strength and profitability, with a special focus on investment and finance for high- end industries. The company effectively leverages government guidance in investment facilitated through industrial development funds and special national funds for important technologies. It drives the structural realignment, optimisation and upgrade of Beijing’s modern manufacturing industry as well as the rapid development of strategic new industries by applying new concepts and new instruments, such as maximising the use of assets in stock, application of industrial funds, mergers and reorganisations, and resource integration, as well as expanding the total investment size by drawing on foreign capital and private capital. After more than a decade’s development, the company now owns assets with worth close to RMB10 billion and close to 100 investment projects, forming an investment portfolio featuring six major sectors: automobile and auto parts and components, biomedicine, electronic information, machinery equipment, new energy and environmental protection, and industry base construction. It has been entrusted by the government to manage government funds such as the municipal government’s industrial development fund, special national funds for important technologies, industrialisation funds, science city funds and modern servicing industry funds with a total amount of approximately RMB2,000 million, covering more than 40 projects.

ZDG

ZDG was established in 2010 by merging and restructuring the existing development units of Zhongguancun Science Park. It holds total assets of RMB104.167 billion and net assets of RMB26.805 billion. As an integrated and highly market-based business platform, its mission is to promote the Innovation Demonstration Zone, drive the hi-tech industry development. Its core businesses focus on investment, science and technology park developments and financial services. ZDG is an important carrier for Beijing Municipal government to build the Zhongguancun National Innovation Demonstration Zone with high standards, fulfill the strategic plan of developing Beijing as a ‘‘culturally enriched, technologically competitive and eco-friendly’’ city, and support China’s transition towards an innovative nation.

LETTER FROM THE BOARD

PART II — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO FORMER CHIEF EXECUTIVE OFFICER

Reference is made to the Company’s announcement dated 22 May 2017 in relation to the Board resolving at a meeting of the Board held on 10 May 2017 to grant to Dr. Chiu 1,054,659 Restricted Share Units (the ‘‘Proposed RSU Grant to Dr. Chiu’’) under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Each of the Restricted Share Units to be granted to Dr. Chiu represents the right to receive an Ordinary Share on the date it vests, and such Restricted Share Units vested on 30 June 2017, being the date on which Dr. Chiu completed his term as an advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on 10 May 2017. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grant to Dr. Chiu will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

As at the Latest Practicable Date, Dr. Chiu holds 4,519,361 Ordinary Shares, is interested in 11,103,588 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 3,351,477 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.4079% of the total issued share capital of the Company.

Subject to Independent Shareholders’ approval of the Proposed RSU Grant to Dr. Chiu at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Ordinary Shares that may be issued to Dr. Chiu in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 1,054,659, representing approximately 0.0227% of the total issued share capital of the Company as at the Latest Practicable Date and 0.0227% respectively of the enlarged total issued share capital of the Company. The total interests of Dr. Chiu in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.4079% of the total issued share capital of the Company as at the Latest Practicable Date and 0.4076% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$7.9 per Share as quoted on the Stock Exchange on the Latest Practicable Date, the market value of the Restricted Share Units under the Proposed RSU Grant to Dr. Chiu amounts to approximately HK$8,331,806.

REASONS FOR AND BENEFITS OF THE PROPOSED RSU GRANT

The Proposed RSU Grant to Dr. Chiu is part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors and senior management. The Proposed RSU Grant to Dr. Chiu, which seeks to satisfy Dr. Chiu’s contractual entitlement, aims to recognise Dr. Chiu’s contributions to the growth of the Company during his tenure as Chief Executive Officer in 2017 and his assistance to the new Chief Executive Officer, Dr. Haijun Zhao, and the Company during the transitional period of the change in Chief Executive Officer to ensure a smooth transition of executive leadership responsibilities. Dr. Chiu acted as Chief Executive Officer of the Company for the first quarter of 2017 and part of the second quarter of 2017. With reference to the Group’s unaudited results for the six months ended 30 June 2017, the Group recorded revenue of approximately US$1.544 billion in the first half of 2017, representing an increase of approximately 16.6% over the corresponding period in 2016. The Group also recorded gross profit of approximately US$415.0 million in the first half of 2017, representing an increase of approximately 11.7% over the corresponding period in 2016. Despite the weaker market conditions and industry outlook in 2017, Dr. Chiu continued to provide leadership in his capacity as Chief Executive Officer, working to maintain a good relationship with the Company’s customers and overseeing the ramping up of the Company’s 28 nanometer technology, which grew quarter over quarter in both the first quarter and second quarter of 2017.

LETTER FROM THE BOARD

There will be no cash outflow by the Company under the Proposed RSU Grant to Dr. Chiu. In this regard, the Directors (excluding Dr. Chiu who has reserved his own view) consider that the terms of the Proposed RSU Grant to Dr. Chiu are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Compensation Committee is also of the view that the terms of the Proposed RSU Grant to Dr. Chiu are fair and reasonable, on normal commercial terms or better and in the interest of the Company and the Shareholders as a whole.

Reference is made to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, which set out the details for the annual additional grant (the ‘‘Annual Additional Grant’’) to existing Directors and the existing Chief Executive Officer (at the time of the Annual Additional Grant) which the Board approved on 12 May 2016 pursuant to its revised Board policy (the ‘‘Revised Board Policy’’) and the method of calculation of the grant of Restricted Share Units to eligible Directors by reference to days rather than months. The Annual Additional Grant to Dr. Chiu, the former Chief Executive Officer, was fixed in accordance with 0.1% of the total number of Ordinary Shares as at 25 May 2016, being the date of the first proposed grant of Restricted Share Units to the Chief Executive Officer after the approval of the Revised Board Policy. The amount of the Proposed RSU Grant to Dr. Chiu has been calculated using the method of calculation set out above and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation of the Revised Board Policy. Given that the Proposed RSU Grant to Dr. Chiu is in recognition of his contributions to the Company during his tenure as Chief Executive Officer in 2017 and his assistance to the new Chief Executive Officer, it is aligned with the spirit of the Revised Board Policy and the calculation of Dr. Chiu’s entitlement by reference to the Annual Additional Grant to the existing Chief Executive Officer is appropriate as the grant rewards Dr. Chiu for his contributions in 2017 in relation to the position of Chief Executive Officer.

LETTER FROM THE BOARD

Basis for determining the number of Restricted Share Units to be granted to Dr. Chiu:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	0.1%(1) x 42,186,369,997(2) ÷ 10(3) ÷ 2(4) = 2,109,318

As the Annual Additional Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Dr. Chiu is 50% of 2,109,318 shares under the Annual Additional Grant, that is, 1,054,659 Restricted Share Units.

Notes:

(1)	One-fourth of the fixed percentage of 0.4% previously used in the calculation of the on-board grant to the Chief Executive Officer, reflecting the fact that the on-board grant is made at the beginning of a four year period and vests in respect of 25% thereof each year over such period while the Annual Additional Grant will be granted on an annual basis at the end of each year and vests immediately. The Proposed RSU Grant to Dr. Chiu vested on 30 June 2017, being the date on which Dr. Chiu completed his term as advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on 10 May 2017.

(2)	Total issued share capital of the Company on 25 May 2016.

(3)	One-tenth, reflecting the fact that the calculation of the entitlement under the Proposed RSU Grant to Dr. Chiu differs from the calculation of the entitlements to individual Directors in 2016 in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(4)	Reference is made to the Company’s announcement dated 10 May 2017 in relation to Dr. Chiu stepping down as the Chief Executive Officer of the Company. The Proposed RSU Grant to Dr. Chiu is part of Dr. Chiu’s contractual entitlement as Chief Executive Officer under his employment terms in effect as at the date of his stepping down, and aims to recognise Dr. Chiu’s contributions in connection with his role as Chief Executive Officer of the Company in 2017. As set out in footnote (1) above, the Proposed RSU Grant to Dr. Chiu vested on 30 June 2017. As the period from 1 January 2017 to 30 June 2017 represents a half-year, the number of Restricted Share Units proposed to be granted to Dr. Chiu pursuant to the Proposed RSU Grant is accordingly half of the number of Restricted Share Units to be granted to the Chief Executive Officer pursuant to the Annual Additional Grant.

SPECIFIC MANDATE TO ISSUE NEW ORDINARY SHARES

The new Ordinary Shares to be issued under the Proposed RSU Grant to Dr. Chiu will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Ordinary Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfilment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Ordinary Shares pursuant thereto under the 2014 Equity Incentive Plan to a director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Ordinary Shares which may be issued under the 2014 Equity Incentive Plan will not exceed 80,184,428. As at the Latest Practicable Date, 34,058,732 Ordinary Shares remain issuable under the 2014 Equity Incentive Plan.

LETTER FROM THE BOARD

LISTING RULES IMPLICATIONS

Dr. Chiu is a former Chief Executive Officer of the Company and a non-executive Director. As such, Dr. Chiu is a connected person of the Company. The proposed grant of 1,054,659 Restricted Share Units and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitutes a non-exempt connected transaction of the Company under Chapter 14A of the Listing Rules and is thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the Proposed RSU Grant to Dr. Chiu and any transactions contemplated thereunder. The Company has appointed Messis Capital as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed RSU Grant to Dr. Chiu and any transactions contemplated thereunder.

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 28 to 29 of this circular. The letter from Messis Capital to the Independent Board Committee and the Independent Shareholders is set out on pages 30 to 61 of this circular.

INFORMATION ABOUT THE COMPANY

Semiconductor Manufacturing International Corporation (‘‘SMIC’’; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

LETTER FROM THE BOARD

PART III — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO CHIEF EXECUTIVE OFFICER AND DIRECTOR

Reference is made to the Company’s announcement dated 7 September 2017 in relation to the Board resolving at meetings of the Board held on 10 May 2017 and 8 August 2017 respectively to grant 1,875,000 Restricted Share Units (the ‘‘Further Proposed RSU Grants’’) under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 1,875,000 Restricted Share Units, 1,687,500 Restricted Share Units will be granted to Dr. Zhao and 187,500 Restricted Share Units will be granted to Dr. Chiu. Each of the Restricted Share Units to be granted to Dr. Zhao and Dr. Chiu represents the right to receive an Ordinary Share on the date it vests. The Restricted Share Units to be granted to Dr. Zhao will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer and the Restricted Share Units to be granted to Dr. Chiu will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on 24 June 2017, being the day immediately after the date of the Company’s annual general meeting on 23 June 2017 during which Dr. Chiu was re-elected as a Class I Director of the Company. In accordance with the terms of the 2014 Equity Incentive Plan, the Further Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

As at the Latest Practicable Date, Dr. Zhao holds 49,311 Ordinary Shares, is interested in 1,875,733 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and is interested in 1,687,500 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.0777% of the total issued share capital of the Company. Dr. Chiu holds 4,519,361 Ordinary Shares, is interested in 11,103,588 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 3,351,477 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.4079% of the total issued share capital of the Company.

Subject to Independent Shareholders’ approval of the Further Proposed RSU Grants at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Ordinary Shares that may be issued to Dr. Zhao and Dr. Chiu in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 1,687,500 and 187,500 respectively, representing approximately 0.0363% and 0.0040% respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0363% and 0.0040% respectively of the enlarged total issued share capital of the Company. The total interests of Dr. Zhao and Dr. Chiu in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.0777% and 0.4079% respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0776% and 0.4076% respectively of the enlarged total issued share capital of the Company.

LETTER FROM THE BOARD

Based on the closing price of HK$7.9 per Share as quoted on the Stock Exchange on the Latest Practicable Date, the market value of the Restricted Share Units under the Further Proposed RSU Grants amounts to approximately HK$14,812,500.

REASONS FOR AND BENEFITS OF THE FURTHER PROPOSED RSU GRANTS

The Further Proposed RSU Grants are part of the Company’s remuneration system. The Further Proposed RSU Grant to Dr. Zhao seeks to satisfy Dr. Zhao’s contractual entitlement and aims to provide sufficient incentives to attract, retain and motivate Dr. Zhao to participate in the continuing operation and drive the long-term development of the Company. The Further Proposed RSU Grant to Dr. Chiu aims to provide an incentive to retain Dr. Chiu as a non-executive Director and the amount of the Further Proposed RSU Grant to Dr. Chiu is consistent with the on-board grants made to other newly-appointed non-executive Directors of the Company earlier this year.

There will not be substantial cash outflow by the Company under the Further Proposed RSU Grants. In this regard, the Directors (excluding Dr. Zhao and Dr. Chiu, who have reserved their view on the Further Proposed RSU Grant to themselves) consider that the terms of the Further Proposed RSU Grants are fair and reasonable, on normal commercial terms or better and in the interests of the Company and the Shareholders as a whole.

The Further Proposed RSU Grant to Dr. Zhao represents his initial annual grant for acting as the Chief Executive Officer of the Company. At a meeting of the Board held on 8 August 2017, the Board resolved to make an annual grant to the Chief Executive Officer. The annual grant is calculated by reference to the Annual Additional Grant to the Chief Executive Officer in 2016. The Further Proposed RSU Grant to Dr. Zhao represents the annual grant for his acting as Chief Executive Officer for the one year commencing from the date of his appointment as Chief Executive Officer on 10 May 2017 and will vest at the end of that one year period.

The Further Proposed RSU Grant to Dr. Chiu represents his on-board grant for acting as a non-executive Director of the Company. Reference is made to the Company’s circular dated 24 May 2017, which sets out the details for the on-board grant to new non-executive Directors. The on-board grant to new non-executive Directors is fixed in accordance with a percentage of 75% of the fixed sum of the most recent on-board grant prior to the revised Board policy which was made to an independent non-executive Director.

The amount of the Further Proposed RSU Grants have been calculated using the method of calculation set out below and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016.

(i)	Basis for determining the number of Restricted Share Units to be granted to Dr. Zhao:

Dr. Zhao’s initial annual grant comprises 50% share options and 50% Restricted Share Units. It is part of Dr. Zhao’s remuneration package, which was determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board. Reference is made to the Company’s circular dated 24 May 2017, which stated the proposed annual additional grant to the previous Chief Executive Officer, Dr. Chiu, as 4,218,636. Dr. Zhao’s initial annual grant represents approximately 80% of Dr. Chiu’s annual additional grant in 2016 as Dr. Zhao would require some time and assistance in adjusting to and performing his new role. As Dr. Zhao’s total entitlement pursuant to his initial annual grant is 3,375,000, the number of Restricted Share Units to be granted to Dr. Zhao is 1,687,500.

LETTER FROM THE BOARD

(ii)	Basis for determining the number of Restricted Share Units to be granted to Dr. Chiu:

On-board Grant (50% share options = 5,000,000(1) 7 10 (2) x 75% (3) = 375,000 and 50% Restricted Share Units)

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the On-board Grant to Dr. Chiu is 50% of the 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

Notes:

(1)	number of shares subject to the most recent on-board grant made to an independent non-executive Director prior to the revised Board policy for share incentives for Directors.

(2)	one-tenth, reflecting the fact that the calculation of the entitlements under the Further Proposed RSU Grants differs from the calculation of the entitlements to individual Directors in 2016 in accordance with the revised Board policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(3)	three-fourth of the number of shares set out in footnote (1) above, reflecting the fact that the on- board grant made to non-executive Directors prior to the revised Board policy was made at the beginning of a four year period and vests in respect of 25% thereof each year over such period whereas the On-board Grant will be granted at the beginning of a three year period and will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on 24 June 2017.

SPECIFIC MANDATE TO ISSUE NEW ORDINARY SHARES

The new Ordinary Shares to be issued under the Further Proposed RSU Grants will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity Incentive Plan. Please refer to page 20 of this circular.

LISTING RULES IMPLICATIONS

Dr. Zhao is the Chief Executive Officer of the Company and Dr. Chiu is a non- executive Director of the Company. As such, each of Dr. Zhao and Dr. Chiu is a connected person of the Company. The proposed grant of 1,875,000 Restricted Share Units and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitutes non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

LETTER FROM THE BOARD

The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the Further Proposed RSU Grants and any transactions contemplated thereunder. The Company has appointed Messis Capital Ltd. as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Further Proposed RSU Grants and any transactions contemplated thereunder.

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 28 to 29 of this circular. The letter from Messis Capital to the Independent Board Committee and the Independent Shareholders is set out on pages 30 to 61 of this circular.

INFORMATION ABOUT THE COMPANY

Please refer to page 21 of this circular.

PART IV — GENERAL INFORMATION

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve the Amendment JV Agreement, the Capital Increase Agreement, the Proposed RSU Grants and any transactions contemplated thereunder.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and other associates (as defined in the Listing Rules) of China IC Fund will abstain from voting on the ordinary resolution to approve the Amendment JV Agreement, the Capital Increase Agreement and any transactions contemplated thereunder. Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on this resolution at the EGM. As at the Latest Practicable Date, Xinxin (Hongkong) Capital Co., Limited was holding 740,000,000 Shares and representing approximately 15.91% of the total issued share capital of the Company.

Pursuant to Chapter 14A of the Listing Rules, each of Dr. Chiu and Dr. Zhao and their associates are required to abstain from voting on the relevant ordinary resolutions to approve the Proposed RSU Grants to Dr. Chiu and Dr. Zhao (as the case may) and any transactions contemplated thereunder. As Dr. Chiu currently holds 4,519,361 Ordinary Shares and Dr. Zhao currently holds 49,311 Ordinary Shares, Dr. Chiu and Dr. Zhao are deemed to have a material interest in the Proposed RSU Grants and as such will abstain from voting on the relevant ordinary resolution relating to themselves. As at the Latest Practicable Date, Dr. Chiu was holding 4,519,361 Shares and Dr. Zhao was holding 49,311 Shares, representing approximately 0.0972% and 0.0011% of the total issued share capital of the Company.

Apart from Xinxin (Hong Kong) Capital Co., Limited and other associates of China IC Fund, as well as Dr. Chiu and Dr. Zhao and their associates (each in relation to the relevant resolutions which they are required to abstain from voting on), no other Shareholder will be required to abstain from voting on the resolutions at the EGM.

LETTER FROM THE BOARD

No Director is considered to have a material interest in the Amendment JV Agreement or the Capital Increase Agreement which would have required the Director to abstain from voting at the Board meeting authorising the Amendment JV Agreement and the Capital Increase Agreement. Dr. Chiu is a non-executive Director of the Company, and has abstained from voting on the relevant board resolution in respect of the portion of the Proposed RSU Grants relating to himself.

Your attention is drawn to the general information set out in Appendix II to this circular.

PART V — RECOMMENDATION

The Board (including the independent non-executive Directors) considers that it is in the best interests of the Company and the Shareholders as a whole to enter into the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder and approve the Proposed RSU Grants; the terms of the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants are fair and reasonable; and the entering into of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants.

PART VI — EXTRAORDINARY GENERAL MEETING

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion of a form of proxy will not preclude you from attending and voting at the EGM in person.

LETTER FROM THE BOARD

For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 26 September 2017 to 29 September 2017 (both days inclusive), during which period no transfer of Shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 pm on 25 September 2017. All persons who are registered holders of the Shares on 29 September 2017, the record date for the EGM, will be entitled to attend and vote at the EGM.

By Order of the Board

Semiconductor Manufacturing International Corporation Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 13 September 2017

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the letter of recommendation, prepared for incorporation in this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

13 September 2017

To the Independent Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO PROPOSED CAPITAL CONTRIBUTION IN A JOINT VENTURE IN BEIJING, THE PRC

AND

NON-EXEMPT CONNECTED TRANSACTION IN RELATION TO PROPOSED GRANT OF RESTRICTED SHARE UNITS TO FORMER CHIEF EXECUTIVE OFFICER

AND

NON-EXEMPT CONNECTED TRANSACTIONS IN RELATION TO PROPOSED GRANT OF RESTRICTED SHARE UNITS TO CHIEF EXECUTIVE OFFICER AND DIRECTOR

We refer to the circular dated 13 September 2017 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants are fair and reasonable, and whether the entering into of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Messis Capital.

*	for identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants are fair and reasonable, and whether the entering into of Amendment JV Agreement and the Capital Increase Agreement and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages 30 to 61 of the Circular.

We, having taken into account the advice of Messis Capital, consider that the terms of the Amendment JV Agreement, the Capital Increase Agreement and the Proposed RSU Grants are fair and reasonable, and the entering into of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of all the ordinary resolutions to be proposed at the EGM. Your attention is also drawn to the letter from the Board set out on pages 5 to 27 of the Circular and the additional information set out in the Appendix I and Appendix II to the Circular.

Yours faithfully,
Independent Board Committee Lip-Bu Tan, William Tudor Brown,
Carmen I-Hua Chang,
Shang-yi Chiang, Jason Jingsheng Cong
Independent Non-Executive Directors

LETTER FROM MESSIS CAPITAL

The following is the full text of the letter from the Independent Financial Adviser which sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

13 September 2017

The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION PROPOSED CAPITAL CONTRIBUTION IN A JOINT VENTURE IN BEIJING, THE PRC;

(2) NON-EXEMPT CONNECTED TRANSACTION — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO FORMER CHIEF EXECUTIVE OFFICER; AND

(3) NON-EXEMPT CONNECTED TRANSACTIONS — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO CHIEF EXECUTIVE OFFICER AND DIRECTOR

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to (i) the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder; (ii) the proposed grant of Restricted Share Units to former Chief Executive Officer; and (iii) the proposed grant of Restricted Share Units to Chief Executive Officer and Director. Details of which are set out in the letter from the Board (the ‘‘Letter from the Board’’) contained in the circular of the Company dated 13 September 2017 issued to the Shareholders (the ‘‘Circular’’), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless otherwise specified.

As set out in the Letter from the Board, on 10 August 2017, the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings and E-Town Capital have agreed to amend the previous joint venture agreement through the Amendment JV Agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224 million into the registered capital of the Joint Venture Company. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will increase from nil to US$1,224 million. Their aggregate shareholding in the Joint Venture Company will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of the Joint Venture Company representing 5.75% of the enlarged registered capital of the Joint Venture Company. The above parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion. On 10 August 2017, the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings, E-Town Capital and the Joint Venture Company also entered into the Capital Increase Agreement to carry out the proposed capital contribution.

LETTER FROM MESSIS CAPITAL

As China IC Fund holds approximately 15.91% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of president in China IC Fund’s fund manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director, holds the position of Vice President in China IC Fund’s fund manager Sino IC Capital Co., Ltd. As Beijing Semi Fund holds approximately 18% equity interest in the Joint Venture Company, a subsidiary of the Company, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Company’s entering into the Amendment JV Agreement and the Capital Increase Agreement with, amongst others, China IC Fund and Beijing Semi Fund constitutes a connected transaction under Chapter 14A of the Listing Rules. China IC Fund’s further cash contribution of US$900 million into the registered capital of the Joint Venture Company, a subsidiary of the Company, also constitutes a connected transaction under Chapter 14A of the Listing Rules.

As certain of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules in respect of the Amendment JV Agreement and the Capital Increase Agreement exceed 25% but are less than 75%, the transaction contemplated under the Amendment JV Agreement and the Capital Increase Agreement constitutes a major transaction under Chapter 14 of the Listing Rules, and a non-exempt connected transaction subject to reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

In addition, on 22 May 2017, the Board announces that it resolved at a meeting of the Board held on 10 May 2017 to grant to Dr. Chiu 1,054,659 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Also, on 7 September 2017, the Board announces that it resolved to grant to Dr. Zhao an initial annual grant of 1,687,500 Restricted Share Units and Dr. Chiu an on-board grant of 187,500 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Each of the Restricted Share Units to be granted to Dr. Zhao and Dr. Chiu represents the right to receive an Ordinary Share on the date it vests, and the Restricted Share Units under the Proposed RSU Grant to Dr. Chiu (as announced on 22 May 2017) were vested on 30 June 2017, being the date on which Dr. Chiu completed his term as an advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on 10 May 2017. It is intended that the Restricted Share Units to be granted to Dr. Zhao (as announced on 7 September 2017) will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer and the Restricted Share Units to be granted to Dr. Chiu as Dr. Chiu’s on-board grant (as announced on 7 September 2017) will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on 24 June 2017, being the day immediately after the date of the Company’s annual general meeting on 23 June 2017 during which Dr. Chiu was re-elected as a non-executive Director of the Company. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

LETTER FROM MESSIS CAPITAL

Dr. Zhao is the Chief Executive Officer of the Company and Dr. Chiu is a former Chief Executive Officer, the Vice Chairman and a non-executive Director of the Company. As such, each of Dr. Zhao and Dr. Chiu is a connected person of the Company. The Proposed RSU Grants and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitutes a non-exempt connected transaction of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Lip-Bu Tan, Mr. William Tudor Brown, Ms. Carmen I-Hua Chang, Dr. Shang-yi Chiang and Dr. Jason Jingsheng Cong, has been set up to advise the Independent Shareholders in relation to whether the terms of (i) the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder; and (ii) the Proposed RSU Grants and the transactions contemplated thereunder are on normal commercial terms and in the ordinary and usual course of business of the Group, and fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

LETTER FROM MESSIS CAPITAL

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we have acted as the independent financial adviser to the independent board committee and the independent shareholders of the Company for the following transactions:

Date of the relevant circular/announcement and/or our letter of advice	Nature of the transactions

7 June 2016	(1) Continuing connected transactions in relation to centralised fund management agreement; (2) discloseable transaction and connected transaction in relation to proposed capital contribution and deemed disposal of equity interest in a joint venture in Beijing, the PRC; and (3) non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

26 July 2016	Major transaction and continuing connected transaction in relation to framework agreement

18 November 2016	(1) Continuing connected transactions in relation to framework agreement; and (2) non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

24 May 2017	Non-exempt connected transactions — proposed grants of restricted share units to directors and former chief executive officer

31 July 2017	Connected transactions — provisions of guarantees

Apart from normal professional fees paid or payable to us in connection with the previous appointments mentioned above as well as this appointment as the Independent Financial Adviser, no arrangement exist whereby we have received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that the aforementioned previous appointment would not affect our independence, and that we are independent pursuant to Rule 13.84 of the Listing Rules.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have considered, among other things, (i) the Amendment JV Agreement and the Capital Increase Agreement; (ii) the unaudited results of the Company for the six months ended 30 June 2017 and 30 June 2016; and (iii) other information as set out in the Circular. We have also relied on all relevant information, opinions and facts supplied and represented by the Company, the Directors and the management of the Company. We have assumed that all such information, opinions, facts and representations contained or referred to in the Circular, for which the Company is fully responsible, were true and accurate in all respects as at the date hereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, and the Company has confirmed that no material facts have been withheld or omitted from the information provided and referred to in the Circular, which would make any statement therein misleading.

LETTER FROM MESSIS CAPITAL

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out independent verification of the information provided by the Directors and the representatives of the Company, nor have we conducted any form of in-depth investigation into the businesses, affairs, operations, financial position or future prospects of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of (i) the Amendment JV Agreement and the Capital Increase Agreement; and (ii) the Proposed RSU Grants are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(1)	The Amendment JV Agreement and the Capital Increase Agreement

Background of the Amendment JV Agreement, the Capital Increase Agreement and the parties

The Company, SMIC Beijing and SMIC Holdings

Semiconductor Manufacturing International Corporation (‘‘SMIC’’, NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company. SMIC Holdings, as a multinational company’s regional headquarters, was formed in 2015 and is a wholly-owned subsidiary of the Company.

LETTER FROM MESSIS CAPITAL

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd..

E-Town Capital

Beijing E-Town International Investment & Development Co., Ltd. (‘‘E- Town Capital’’) was founded in February 2009, as a State-owned investment corporation for industrial transformations and improvements in the Beijing Economic-Technological Development Area, by providing innovative financial services in response to development demands. It uses government resources and its own market strength to develop diverse industrial investment and financial service and create intelligent industrial clusters.

E-Town Capital focuses on the real needs of the economy and connects government and markets with financial services innovation to provide an investment platform, a financial service platform and a flexible innovative industry base.

E-Town Capital follows long-cycle investment strategies while developing full-flow Fund of Funds systems (FOFs). It also develops top industrial clusters for integrated circuitry, equipment manufacturing and aerospace science and technology, working with Nexteer Automotive and Integrated Silicon Solution Inc’s overseas M&A. It has invested in the Semiconductor Manufacturing International Corporation’s B2 project, as well as BOE Technology Group and BAIC Motor Corporation. It is backing 112 projects with the capital amounting to RMB27 billion (US$3.9 billion) and its FOFs have invested in more than 50 funds, amounting to RMB220 billion (US$30 billion).

Adhere to the business concept of internationalisation, marketisation and innovation, E-Town Capital, with full financial services, will develop an investment corporation with international influence by combining capital, technology, talent, and markets.

LETTER FROM MESSIS CAPITAL

Beijing Semi Fund

Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (北京集成電路製造和裝備股權投資中心（有限合夥）) is the first local government sponsored fund for the semiconductor sector in China. Established in September 2014, Beijing Semi Fund currently has approximately RMB4.2 billion in total capital commitments. Managed by CGP Investment (盛世投資), the fund actively invests in companies along the value chain of the semiconductor industry, including companies engaged in manufacturing, equipment, IC design, packaging and testing, and materials. It may also invest in some of the application areas for semiconductor chips, such as automotive, consumer electronics, new energy, advanced manufacturing, telecommunication, and medical equipment, etc.

IDIMC

Beijing Industrial Development Investment Management Co., Ltd. (北京工業發展投資管理有限公司) is a wholly-owned subsidiary of Beijing State-owned Assets Management Co., Ltd. (北京市國有資產經營有限責任公司). Established on 28 February 2002 with a registered capital of RMB1 billion, the company is charged with the mission of boosting the modern manufacturing sector and developing refined, state-of-the-art technology industries in Beijing. It is committed to building itself into a first-rate business group claiming solid capital strength and profitability, with a special focus on investment and finance for high- end industries. The company effectively leverages government guidance in investment facilitated through industrial development funds and special national funds for important technologies. It drives the structural realignment, optimisation and upgrade of Beijing’s modern manufacturing industry as well as the rapid development of strategic new industries by applying new concepts and new instruments, such as maximising the use of assets in stock, application of industrial funds, mergers and reorganisations, and resource integration, as well as expanding the total investment size by drawing on foreign capital and private capital. After more than a decade’s development, the company now owns assets with worth close to RMB10 billion and close to 100 investment projects, forming an investment portfolio featuring six major sectors: automobile and auto parts and components, biomedicine, electronic information, machinery equipment, new energy and environmental protection, and industry base construction. It has been entrusted by the government to manage government funds such as the municipal government’s industrial development fund, special national funds for important technologies, industrialisation funds, science city funds and modern servicing industry funds with a total amount of approximately RMB2,000 million, covering more than 40 projects.

LETTER FROM MESSIS CAPITAL

ZDG

ZDG was established in 2010 by merging and restructuring the existing development units of Zhongguancun Science Park. It holds total assets of RMB104.167 billion and net assets of RMB26.805 billion. As an integrated and highly market-based business platform, its mission is to promote the Innovation Demonstration Zone, drive the hi-tech industry development. Its core businesses focus on investment, science and technology park developments and financial services. ZDG is an important carrier for Beijing Municipal government to build the Zhongguancun National Innovation Demonstration Zone with high standards, fulfill the strategic plan of developing Beijing as a ‘‘culturally enriched, technologically competitive and eco-friendly’’ city, and support China’s transition towards an innovative nation.

The Joint Venture Company

The Joint Venture Company was duly established on 12 July 2013. As stated in the Group’s annual report for the year ended 31 December 2016, the Joint Venture Company has total assets and total equity of approximately US$2,910.42 million and US$2,172.53 million respectively. According to the audited accounts of the Joint Venture Company prepared in accordance with the PRC GAAP, the Joint Venture Company’s net loss (before taxation and extraordinary items) for 2016 and 2015 are approximately US$121.26 million and US$56.88 million respectively, and the Joint Venture Company’s net loss (after taxation and extraordinary items) for 2016 and 2015 are approximately US$115.67 million and US$56.88 million respectively. The Joint Venture Company will continue to be a subsidiary of the Company following completion of the transactions contemplated under the Amendment JV Agreement and the Capital Increase Agreement.

Principal terms of the Amendment JV agreement

The Joint Venture Company principally engages in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. It is located on the existing premises of SMIC Beijing in the Economic- Technological Development Area, Beijing, the PRC. Depending on the environment in which the Joint Venture Company operates and market conditions, the Joint Venture Company is expected to establish and build up significant manufacturing capacity with a focus on 28/40 nm and aims to reach a manufacturing capacity of 70,000 12-inch equivalent wafers per month.

Pursuant to the Amendment JV Agreement, the total investment under the Amendment JV Agreement is estimated to be US$7.2 billion. The Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224 million into the registered capital of the Joint Venture Company. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will increase from nil to US$1,224 million. Their aggregate shareholding in the Joint Venture Company will remain at 51%. The Company, SMIC Beijing and SMIC Holdings are proceeding to perform the capital contribution obligations which will lead to an increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion. The remaining US$2.4 billion of the total investment under the Amendment JV Agreement is intended to be funded through the Joint Venture Company’s internal cash flow and debt financing.

LETTER FROM MESSIS CAPITAL

The Company, SMIC Beijing and SMIC Holdings will contribute 51% of the registered capital in an aggregate amount of US$2,448 million. It is currently agreed that the Company, SMIC Beijing and SMIC Holdings will each contribute 13%, 12.5% and 25.5% of the enlarged registered capital in an aggregate amount of US$624 million, US$600 million and US$1,224 million, respectively. The Company, SMIC Beijing and SMIC Holdings may adjust the amount of contribution between themselves based on actual circumstances provided that their aggregate contribution remains at 51% of the registered capital of the Joint Venture Company. The cash capital contribution from the Company, SMIC Beijing and SMIC Holdings will be funded by internal cash flow and debt financing.

China IC Fund will contribute 32% of the registered capital in an aggregate amount of US$1,536 million. Beijing Semi Fund, IDIMC, ZDG and E-Town Capital will contribute 17% of the registered capital in an aggregate amount of US$816 million. As disclosed in the Letter from the Board, the consideration was arrived at after arm’s length negotiations among the parties. The Company, SMIC Beijing and SMIC Holdings wish to contribute an aggregate amount of US$2,448 million to the registered capital of the Joint Venture Company (representing 51% of such registered capital) to ensure they hold more than 50% of the interest in the Joint Venture Company. China IC Fund has agreed to contribute US$1,536 million as one of China IC Fund’s objectives behind this investment into wafer manufacturing business is to complete its IC advance manufacturing chain in the PRC. As the registered capital of the Joint Venture Company will increase to US$4.8 billion, apart from 51% of the interest in the Joint Venture Company held by the Company, SMIC Beijing and SMIC Holdings, China IC Fund has agreed to take 32% of the interest in the Joint Venture Company and will remain the second largest shareholder of the Joint Venture Company. China IC Fund’s total capital contribution of US$1,536 million is also determined based on the potential production capacity of the manufacturing foundry at 70,000 12-inch equivalent 28/40 nm wafers representing the largest advance node manufacturing capacity in the PRC, as well as the potential to increase the Joint Venture Company’s production capacity further with additional foundry business in the future.

The parties plan to make the registered capital by cash in stages by 2019. The progress of contributions by the parties may be adjusted by the Joint Venture Company in accordance with its actual operational needs and the progress of governmental approvals subject to the approval from more than two thirds of the directors of the Joint Venture Company. The capital contributions will be applied by the Joint Venture Company to capital expenditure and working capital.

LETTER FROM MESSIS CAPITAL

Principal terms of the Capital Increase Agreement

Capital Injection

The registered capital of the Joint Venture Company will increase from US$2.4 billion to US$4.8 billion. In respect of the increase of US$2.4 billion, the parties have agreed that SMIC Holdings will contribute the amount of US$1,224 million in cash while China IC Fund and E-Town Capital will contribute an RMB amount equivalent to US$900 million and US$276 million in cash (calculated at the middle exchange rate of RMB to US$ as announced by the People’s Bank of China on the date of contribution), respectively.

As shown in the two tables below, under the previous amended and restated joint venture agreement dated 10 May 2016, as a result of the planned increase of the registered capital, the total investment of US$7.2 billion will comprise US$4.8 billion by way of the registered capital and US$2.4 billion by way of internal cash flow and debt financing.

Effect of the capital injection on the shareholding structure

As at the Latest Practicable Date, the Joint Venture Company is owned as to 26% by the Company, 25% by SMIC Beijing, 26.5% by China IC Fund, 18% by Beijing Semi Fund, 2.25% by IDIMC and 2.25% by ZDG. The shareholding structure of the Joint Venture Company as at the Latest Practicable Date is set out below for illustration purpose:

(Registered capital: US$2.4 billion)

Note: SMIC Beijing is a wholly-owned subsidiary of the Company.

LETTER FROM MESSIS CAPITAL

Immediately after completion of the Amendment JV Agreement and the Capital Increase Agreement, the Joint Venture Company will be owned as to 13% by the Company, 12.5% by SMIC Beijing, 25.5% by SMIC Holdings, 32.0% by China IC Fund, 9.0% by Beijing Semi Fund, 1.125% by IDIMC, 1.125% by ZDG and 5.75% by E-Town Capital.

(Registered capital: US$4.8 billion)

Note: SMIC Beijing and SMIC Holdings are wholly-owned subsidiaries of the Company.

As demonstrated above, the equity interest of the Company and its wholly- owned subsidiaries SMIC Beijing and SMIC Holdings in the Joint Venture Company will remain the same as 51% as a result of the capital injection.

Changes in capital contribution obligations

Details about the changes in the aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings to the Joint Venture Company are set out in the two tables below:

1.	The aggregate capital contribution obligations of the Company and SMIC Beijing to the Joint Venture Company under the previous amended and restated joint venture agreement dated 10 May 2016 prior to the entering into of the Amendment JV Agreement dated 10 August 2017 (US$ million)

	Total investment	The Company and SMIC Beijing’s Commitment (representing 51% of the registered capital)	Actual amounts that the Company and SMIC Beijing have contributed as at the Latest Practicable Date	Outstanding aggregate capital contribution obligations of the Company and SMIC Beijing

Registered capital	2,400	1,224	1,224 (624 from the Company and 600 from SMIC Beijing, respectively)	—

Amounts to be funded through the Joint Venture Company’s internal cash flow and debt financing	1,190	—	—	—

Total	3,590	1,224	1,224	—

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2.	The aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings to the Joint Venture Company under the Amendment JV Agreement dated 10 August 2017 (US$ million)

	Total investment	The Company, SMIC Beijing and SMIC Holdings’ amended commitment (representing 51% of the enlarged Registered capital)	Actual amounts that the Company, SMIC Beijing and SMIC Holdings have contributed as at the Latest Practicable Date	Outstanding aggregate capital contribution obligations of the Company, SMIC Beijing and SMIC Holdings

Registered capital (Note)	4,800	2,448	1,224 (624 from the Company and 600 from SMIC Beijing, respectively)	1,224 (from SMIC Holdings)

Amounts to be funded through the Joint Venture Company’s internal cash flow and debt financing	2,400	—	—	—

Total	7,200	2,448	1,224	1,224

Note:	The increase in the registered capital of the Joint Venture Company from US$2.4 billion to US$4.8 billion will, together with other terms of the Amendment JV Agreement, become effective and binding on the parties after obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM (except that, in the case of China IC Fund, the increase will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90) (which has been satisfied as at the date of this circular as confirmed by the management of the Company).

Reasons for and benefit of the Amendment JV Agreement and the Capital Increase Agreement

The Joint Venture Company principally engages in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. It is located on the existing premises of SMIC Beijing in the Economic- Technological Development Area, Beijing, the PRC. As disclosed in the Letter from the Board, depending on the environment in which the Joint Venture Company operates and market conditions, the Joint Venture Company is expected to establish and build up significant manufacturing capacity with a focus on 28/40 nm and aims to reach a manufacturing capacity of 70,000 12-inch equivalent wafers per month.

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As stated in the Letter from the Board, the overall development plan is to be carried out in two phases. The aim of the first phase is for the existing fab of the Joint Venture Company to reach its target manufacturing capacity of 35,000 12- inch equivalent wafers per month. As at the end of 30 June 2017, the monthly manufacturing capacity of the Joint Venture Company was 23,000 12-inch equivalent wafers, with an aim to reach 28,400 wafers per month by the end of 2017. After completing the first phase, the Joint Venture Company is expected to commence its second and final phase by developing a second fab towards its target manufacturing capacity of 70,000 12-inch equivalent wafers per month. This round of further capital increase of approximately US$3.6 billion (comprising US$2.4 billion in the form of registered capital injection and US$1.2 billion to be funded through the Joint Venture Company’s internal cash flow and debt financing) will be used to fulfill this purpose.

We have enquired with the management of the Company regarding the application of capital injected into the Joint Venture Company by China IC Fund and E-Town Capital under the Amendment JV Agreement and were advised that the aggregate capital contributions by China IC Fund and E-Town Capital amounting to USD$1,176 million will be applied by the Joint Venture Company to capital expenditure and working capital. As advised by the management of the Company, substantial investment is required on the future business development of the Joint Venture Company given the expectation to establish and build up significant manufacturing capacity and the nature of the Joint Venture Company’s business. It is anticipated that substantial amount of financial resources is required for the next few years.

With reference to the Letter from the Board, the business strategy of the Joint Venture Company is to continue to increase its manufacturing capacity, utilisation rate and profitability as well as work closely with its existing 28nm and 40nm customers and develop new clients and products. The capital injection under the Amendment JV agreement and the Capital Increase Agreement will be used to develop the Joint Venture Company’s second fab by improving its scale, utilisation rate, product mix and production yields, which aim to increase profitability over time. As the Group derives approximately one fourth of its wafer revenue from 28nm and 40nm wafers in 2016 and the first half of 2017, the Directors consider that the continuing development in the manufacturing capacity of 28nm wafers is an important strategic component of the sustainable growth of the Group, particularly considering the revenue contribution from 28nm wafers had increased from approximately 1.6% in 2016 to approximately 5.8% in the first half of 2017 in terms of wafer revenue. The manufacturing capacity of 28nm and 40nm wafers is also interchangeable to a certain extent, allowing a flexibility to satisfy customers’ demand.

As discussed with the management of the Company, we understood that the capital injection under the Amendment JV agreement and the Capital Increase Agreement is intended for the construction of a new foundry with production capacity for the production of 28–40nm technology products at 35,000 12-inch equivalent wafers per month. We have reviewed the feasibility report of the new foundry construction (the ‘‘Feasibility Report’’) and found that a total investment of approximately US$3.6 billion is required, with over 95% of the investment will be used in the purchase and installation of machineries and construction of the foundry. The Feasibility Report was prepared by a consulting company (the ‘‘Consultant’’), which is based in the PRC and has presence in over 30 major cities across the PRC. The Consultant is mainly engaged in the engineering consulting, engineering design and main contracting business, and is involved in industries such as electronic, high-end manufacturing and infrastructure. According to the National Enterprise Credit Information Publicity System, a government system in the PRC, the Consultant was established in 1993, with a registered capital of over RMB500 million as at the Latest Practicable Date, and had revenue and total assets of approximately RMB4.9 billion and RMB5.0 billion in 2014, respectively. The Consultant also possessed the qualification (工程諮詢單位資格證書) for construction consulting in the electronic, chemical engineering, infrastructure, and construction industry, which is granted by the government.

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According to the Feasibility report, the US$3.6 billion total investment is mainly determined with reference to the estimated costs for purchasing production machineries and construction costs of the foundry, which are estimated to be approximately US$3.3 billion and US$0.2 billion, respectively. The amount of approximately US$3.3 billion of the production machineries is the sum of the estimated costs for purchasing the list of the required machineries with a total manufacturing capacity of 35,000 12-inch equivalent wafers per month. We were given to understand from the Feasibility Report that, the list of the required machineries is prepared based on the number of machineries needed for each of the production departments based on past experience if the total production capacity is to increase from 35,000 to 70,000 12-inch equivalent wafers per month. In respect of the estimated cost of each of the machineries, we were given to understand that, it was based on the latest data of recently purchased machineries and quotations from suppliers, including but not limited to the cost of the machines, transportation cost and installation cost, at the time when the Feasibility Report was prepared. We noticed that the expected manufacturing capacity of the Joint Venture Company under the Amendment JV Agreement is to be increased to 70,000 12-inch equivalent wafers per month, where the expected manufacturing capacity under the amended and restated joint venture agreement dated 10 May 2016 was 35,000 12-inch equivalent wafers per month. As shown in the tables above under the paragraph head ‘‘Changes in capital contribution obligations’’, the total investment with planned manufacturing capacity of 35,000 12-inch equivalent wafers per month under the amended and restated joint venture agreement dated 10 May 2016 was approximately US$3,590 million, which is closely similar to that of the additional investment which aims to increase the manufacturing capacity by 35,000 12-inch equivalent wafers per month under the Amendment JV Agreement of approximately US$3,610 million. As such, we considered that the additional investment of approximately US$3.6 billion under the Amendment JV Agreement is in line with the increase of the production capacity as compared with the amended and restated joint venture agreement dated 10 May 2016.

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The investment will be funded by capital injection of US$2.4 billion under the Amendment JV Agreement and the Joint Venture Company’s internal cash flow and debt financing of approximately US$1.2 billion, with financing structure that follows the previous capital injection as per the pervious amended and restated joint venture agreement dated 10 May 2016 as formulated by the Group. Also, we noticed that the total investment under the previous amended and restated joint venture agreement dated 10 May 2016 prior to the entering into of the Amendment JV Agreement dated 10 August 2017 also amounted to approximately US$3.6 billion, with total capital contribution of US$2.4 billion and US$1.2 billion through the Joint Venture Company’s internal cash flow and debt financing, with production capacity of 35,000 12-inch equivalent wafers per month. Given approximately US$3.6 billion total investment was needed for production capacity of 35,000 12-inch equivalent wafers per month under the previous joint venture agreement, we are of the view that the investment amount under the Amendment JV agreement and the Capital Increase Agreement is needed for the production capacity to increase to the planned level.

According to a press release published by TrendForce during the first half of 2017, the most advanced node currently available among the PRC firms is the 28nm technology, which is the Joint Venture Company’s focus. TrendForce (http://www.trendforce.com) is a Taiwan based global provider of market intelligence on the technology industries and TrendForce’s data is frequently quoted by the media. The Company, despite being one of the companies with the most advanced 28nm technology among the PRC firms, the Group’s global market share of the 28nm technology only represented less than 0.1% and less than 1% in 2015 and 2016, respectively, according to market data of IHS-iSuppli. IHS-iSuppli is a subsidiary of IHS Markit (https://ihsmarkit.com), a company based in London and is listed on the Nasdaq (NASDAQ: INFO). IHS Markit provides information and analysis in a wide range of industries, such as aerospace, defense and security, automotive and technology. According to the Feasibility Report and based on the forecast of IHS-iSuppli, technological products such as smartphones and Internet of Things would be among the main drivers for the growth of the IC market in the next decade. As understood from the Company, the 28nm technology could be applied on technological products such as smartphones and Internet of Things, which the Company aims to increase the market share. Given the global market share of the Group is less than 1% in 2016 despite the importance of such market, which is also one of the key markets that the Group aims, we considered that there is commercial need for the capital injection under the Amendment JV Agreement and the Capital Increase Agreement.

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Based on the information provided by the management of the Company, the production volume of the Joint Venture Company had increased from about 1,900 12-inch equivalent wafers in 2015 to approximately 115,000 12-inch equivalent wafers in 2016, with the production capacity utilisation rate reaching over 80% in 2016. For the six months ended 30 June 2017, the production volume of the Joint Venture Company had reached about 91,000 12-inch equivalent wafers. Based on the information provided by the management of the Company, for the year ending 31 December 2017, the production volume is expected to significantly increase as compared to that of the year ended 31 December 2016. For the production capacity utilisation rate, it is expected to further increase to about 90% in 2018. Based on the aforesaid continuous growth of the Joint Venture Company and considering the revenue contribution of the Group from 28nm wafers had increased from approximately 1.6% in 2016 to approximately 5.8% in the first half of 2017 in terms of wafer revenue, the management expects such demand will continue to increase in the future.

As understood from the management of the Company, the increase in capital contribution and the introduction of E-Town Capital as shareholder to the Joint Venture Company through the revised capital contribution plan under the Amendment JV Agreement and the Capital Increase Agreement aims to speed up the progress of the Joint Venture Company reaching the target manufacturing capacity while striking a balance between maintaining a majority interest in the Joint Venture Company and minimising the capital outlay of the Group in such increase in total investment by way of capital contribution.

Having considered the above factors and rationale, we considered that the capital injection (i) will bring more business opportunities to the Group; and (ii) the increase in the expected manufacturing capacity of the Joint Venture Company is in line with the additional capital injection as compared with the amended and restated joint venture agreement dated 10 May 2016. Therefore, we consider that the entering into the Amendment JV Agreement and the Capital Increase Agreement is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Other terms of the Amendment JV Agreement

(a)	Composition of the board and the supervisory board of the Joint Venture Company and general management

The board of directors of the Joint Venture Company will comprise seven directors. The Company, SMIC Beijing and SMIC Holdings are together entitled to appoint four directors in total, China IC Fund is entitled to appoint two directors and ZDG is entitled to appoint one director. The Company is entitled to nominate the chairman of the board of directors of the Joint Venture Company. China IC Fund is entitled to nominate the vice chairman of the board of directors of the Joint Venture Company. Each of Beijing Semi Fund and E-Town Capital is entitled to appoint an observer to attend the board meetings of the Joint Venture Company.

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The supervisory board of the Joint Venture Company will comprise eight members with one member to be appointed by the Company, one member to be appointed by China IC Fund, one member to be appointed by Beijing Semi Fund, one member to be appointed by IDIMC, one member to be appointed by E-Town Capital and three members to be elected by the employees of the Joint Venture Company. The chairman of the supervisory board will be elected by a majority of all members of the supervisory board.

The Company will be responsible for managing the daily operations of the Joint Venture Company.

(b)	Other terms

The term of operation of the Joint Venture Company is 25 years from the date of its establishment (being 12 July 2013). The parties will decide whether to extend the term of operation of the Joint Venture Company at least six months prior to the expiry date of the term of operation.

The Amendment JV Agreement will, after being agreed and signed by the parties, (together with the transactions contemplated thereunder) be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM, the Amendment JV Agreement will become effective and binding on the parties (except that, in the case of China IC Fund, the Amendment JV Agreement will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90) (which has been satisfied as at the date of this circular as confirmed by the management of the Company). The terms of the Amendment JV Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

For the purpose of clarification, the assets valuation is part of E-Town Capital, China IC Fund and ZDG’s internal control requirements. The valuation was based on cost method and was finalised already before the parties’ entry into the Amendment JV Agreement. The valuation does not affect the consideration payable by E-Town Capital and China IC Fund to the Joint Venture Company, being its contribution to the registered capital of the Joint Venture Company. We were given to understand that the assets valuation was a one-off requirement by China IC Fund upon entering into the Amendment JV Agreement after arm’s length negotiation and has been satisfied as at the date of this circular as confirmed by the management of the Company, and therefore, it is considered a normal commercial term.

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Other terms of the Capital Increase Agreement

The Capital Increase Agreement will, after being agreed and signed by the parties, (together with the transactions contemplated thereunder) be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM, the Capital Increase Agreement will become effective and binding on the parties (except that, in the case of China IC Fund, the Capital Increase Agreement will also be subject to an assets valuation approved by the relevant PRC regulatory authority providing for the assessed value of every US$1 in the Joint Venture Company’s registered capital to be not less than US$0.90) (which has been satisfied as at the date of this circular as confirmed by the management of the Company).

For the purpose of clarification, the assets valuation is part of E-Town Capital, China IC Fund and ZDG’s internal control requirements. The valuation was based on cost method and was finalised already before the parties’ entry into the Capital Increase Agreement. The valuation does not affect the consideration payable by E-Town Capital and China IC Fund to the Joint Venture Company, being its contribution to the registered capital of the Joint Venture Company. We were given to understand that the assets valuation was a one-off requirement by China IC Fund upon entering into the Capital Increase Agreement after arm’s length negotiation and has been satisfied as at the date of this circular as confirmed by the management of the Company, and therefore, it is considered a normal commercial term.

Financial effect of the capital injection

Following completion of the transactions contemplated under the Amendment JV Agreement and the Capital Increase Agreement, the Joint Venture Company will continue to be a subsidiary of the Company. As such, the results of operations and financial position of the Joint Venture Company will continue to be consolidated in the Group’s financial statements. Therefore, it is expected that the capital injection under the Amendment JV Agreement and the Capital Increase Agreement would not have material impact to the financial performance and financial conditions of the Group.

Recommendation on the Amendment JV Agreement and the Capital Increase Agreement

Based on the information and representations provided and opinions given by the Board and having taken into account the above principal factors and reasons, we are of the view that the terms of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolutions in connection with the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder at the EGM.

LETTER FROM MESSIS CAPITAL

(2)	The Proposed RSU Grants

Background of and reasons for the Proposed RSU Grants

Information on Dr. Chiu

Dr. Chiu was the Chief Executive Officer and an executive Director of the Company since 5 August 2011 up to 10 May 2017. Dr. Chiu is also the Vice Chairman and a non-executive Director of the Company. Dr. Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed as President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also the Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), a member of the Engineering Advisory Board of University of California, Berkeley, the chairman of the board of directors of each of Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation, and LFoundry S.r.l.. Dr. Chiu is also the director of Semiconductor Manufacturing North China (Beijing) Corporation, SJ Semiconductor (Jiangyin) Corporation, and Toppan SMIC Electronics (Shanghai) Co., Ltd.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 82 semiconductor technology patents with 20 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

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Information on Dr. Zhao

Dr. Zhao has been appointed as Chief Executive Officer of the Company with effect from 10 May 2017. Dr. Zhao joined the Company in October 2010 and quickly moved through the Company’s ranks. In April 2013, Dr. Zhao was appointed as Chief Operating Officer and Executive Vice President of the Company. In July 2013, Dr. Zhao was appointed as General Manager of the Joint Venture Company. Dr. Zhao received his B.S. and Ph.D. from the Electronic Engineering department of Tsinghua University, Beijing, and his MBA from the University of Chicago. He has more than 25 years of experience in semiconductor operations and technology development. Dr. Zhao has also served as an independent director on the board of directors of Zhejiang Juhua Co., Ltd., a company which is listed on the Shanghai Stock Exchange, since November 2016.

Reasons for and possible benefits of the Proposed RSU Grants

With reference to the Letter from the Board, the Proposed RSU Grants are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risks sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors and senior management. The Proposed RSU Grant to Dr. Chiu relates to Dr. Chiu’s contribution as Chief Executive Officer and advisor of the Company during the first half of 2017. Whereas the Further Proposed RSU Grant to Dr. Zhao represents an initial annual grant and the Further Proposed RSU Grant to Dr. Chiu is an on-board grant, which are in relation to Dr. Zhao acting as Chief Executive Officer and Dr. Chiu as a non-executive Director, respectively. The Further Proposed RSU Grant to Dr. Zhao seeks to satisfy Dr. Zhao’s contractual entitlement and aims to provide sufficient incentives to attract, retain and motivate Dr. Zhao to participate in the continuing operation and drive the long- term development of the Company. The Proposed RSU Grant to Dr. Chiu, which seeks to satisfy Dr. Chiu’s contractual entitlement, aims to recognise Dr. Chiu’s contributions to the growth of the Company during his tenure as Chief Executive Officer in 2017 before his re-designation as the non-executive Vice-Chairman of the Board and a non-executive Director with effect from 11 May 2017 and his assistance to the new Chief Executive Officer, Dr. Zhao, and the Company during the transitional period of the change in Chief Executive Officer to ensure a smooth transition of executive leadership responsibilities. We were given to understand that such assistance has covered up to 30 June 2017. Whereas the Further Proposed RSU Grant to Dr. Chiu, which is an on-board grant as a non-executive Director, aims to provide an incentive to retain Dr. Chiu as a non-executive Director and the amount of the Further Proposed RSU Grant to Dr. Chiu is consistent with the on-board grants made to other newly-appointed non-executive Directors of the Company earlier this year.

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We were given to understand that in determining the Proposed RSU Grants, the unaudited results of the Group for the six months ended 30 June 2017 has been taken into account, which saw the unaudited condensed consolidated revenue of the Group increased by approximately 16.6% from approximately US$1.3 billion for the six months ended 30 June 2016 to approximately US$1.5 billion for the six months ended 30 June 2017, while the unaudited condensed consolidated net profit decreased by approximately 33.3% from approximately US$146.3 million for the six months ended 30 June 2016 to approximately US$97.5 million for the six months ended 30 June 2017.

As advised by the Company, the increase in revenue was driven by the increase in shipments of the 0.13 m, 28 nm, 40/45 nm and 55/65 nm technology products. While the decrease in gross profit margin was mainly caused by the decrease in production capacity utilisation rate, which decreased from 98.3% for the six months ended 30 June 2016 to 88.7% for the six months ended 30 June 2017. Given the monthly wafer fabrication capacity increased from 339,000 8-inch equivalent wafers as at 30 June 2016 to 438,250 8-inch equivalent wafers as at 30 June 2017, and it takes time for demand to match full production utilisation, the gross profit margin for the six months ended 30 June 2017 decreased. Whereas the increase in operating expenses was mainly driven by the increase in research and development expenses caused by the advancement in the 14nm and 28nm technology and the increase in general administrative expenses due to general expansion of the Group. Given the production capacity was nearly in full for the year ended 31 December 2016, reaching a capacity utilisation of 97.5% as stated in the 2016 annual report of the Company, the increase in production capacity would allow the future growth of the Group.

Apart from that, as advised by the Company, Dr. Chiu had formulated strategies to focus on the 28nm and 40nm technology products. The production capacity of 28nm and 40nm wafers of the Group had increased from approximately 38,000 12-inch equivalent wafers per month in 2016 to approximately 43,000 12-inch equivalent wafers per month for the first half of 2017. As the revenue contribution from the 28nm and 40nm wafers amounted to around 25% of total revenue for the first half of 2017, and the unaudited condensed consolidated revenue of the Group for the first half of 2017 increased to around US$1.5 billion from around US$1.3 billion for the same period in 2016, such strategies had material impact on the Group’s revenue for the first half of 2017. Therefore, the Proposed RSU Grant to Dr. Chiu is also to recognise Dr. Chiu’s contribution in increasing the wafers production capacity as discussed above.

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The Proposed RSU Grants will be issued under the 2014 Equity Incentive Plan, which was adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with SAFE. The following table sets out the Company’s audited consolidated results subsequent to the adoption of the 2014 Equity Incentive Plan, as extracted from the Company’s 2016 annual report:

	31/12/2016	Year ended 31/12/2015	31/12/2014
	US$’000	US$’000	US$’000

Revenue	2,914,180	2,236,415	1,969,966
Gross profit	849,681	682,620	483,452
Net profit	316,434	222,323	126,261

For the three years ended 31 December 2016, the revenue, gross profit and net profit had increased, which is in line of the purpose of the Proposed RSU Grants, to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors and senior management. In view of the improved results from 2014 to 2016, we consider that the current remuneration system serves its purpose and the grants of Restricted Share Units to Dr. Zhao and Dr. Chiu are in the interest of the Company and the Shareholders as a whole.

As such, we noted that the Proposed RSU Grants have been made pursuant to the Group’s latest remuneration policy which has taken into account the recommendation of the compensation committee of the Company.

With reference to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, which set out the details for the annual additional grant (the ‘‘Annual Additional Grant’’) to existing Directors and the existing Chief Executive Officer which the Board approved on 12 May 2016 pursuant to its revised Board policy (the ‘‘Revised Board Policy’’) and the method of calculation of the grant of Restricted Share Units to eligible Directors by reference to days rather than months. The Annual Additional Grant to Dr. Chiu, the former Chief Executive Officer, is fixed in accordance with 0.1% of the total number of Ordinary Shares as at 25 May 2016, being the date of the first proposed grant of Restricted Share Units to the Chief Executive Officer after the approval of the Revised Board Policy. The Revised Board Policy also provided for the on-board grant to new Directors. The on-board grant to new non-executive Directors is fixed in accordance with a percentage of 75% of the fixed sum of the most recent on-board grant prior to the Revised Board Policy which was made to an independent non-executive Director. The amounts of the Proposed RSU Grants have been calculated using the relevant methods of calculation set out below and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation of the Revised Board Policy. Given that the Proposed RSU Grant to Dr. Chiu is in recognition of his contributions to the Company during his tenure as Chief Executive Officer in 2017 and his assistance to the new Chief Executive Officer, it is aligned with the motive of the Revised Board Policy and the calculation of Dr. Chiu’s entitlement by reference to the Annual Additional Grant to the existing Chief Executive Officer is appropriate as the grant rewards Dr. Chiu for his contributions in 2017 in relation to the position of Chief Executive Officer.

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(i)	Basis for determining the number of Restricted Share Units to be granted to Dr. Zhao:

At a meeting of the Board held on 8 August 2017, the Board resolved to make an annual grant to the Chief Executive Officer. The annual grant is calculated by reference to the Annual Additional Grant to the Chief Executive Officer in 2016. The Further Proposed RSU Grant to Dr. Zhao represents the annual grant for his acting as Chief Executive Officer for the one year commencing from the date of his appointment as Chief Executive Officer on 10 May 2017 and will vest at the end of that one year period.

Dr. Zhao’s initial annual grant comprises 50% share options and 50% Restricted Share Units. It is part of Dr. Zhao’s remuneration package, which was determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board. Reference is made to the Company’s circular dated 24 May 2017, which stated the proposed Annual Additional Grant to the previous Chief Executive Officer, Dr. Chiu, as 4,218,636. Dr. Zhao’s initial annual grant represents approximately 80% of Dr. Chiu’s Annual Additional Grant in 2016. As Dr. Zhao’s total entitlement pursuant to his initial annual grant is 3,375,000, the number of Restricted Share Units to be granted to Dr. Zhao is 1,687,500.

We noticed that Dr. Zhao’s initial annual grant is of a lesser amount of Dr. Chiu’s Annual Addition Grant in 2016. As Dr. Zhao has just recently been appointed as Chief Executive Officer in May 2017, and any effects of the strategies and business plans implemented by Dr. Zhao would likely to take time to reflect, a lesser amount of the initial annual grant with reference to Dr. Chiu’s Annual Addition Grant is therefore reasonable. The purpose of the initial annual grant is to provide incentive and aims to retain Dr. Zhao as Chief Executive Officer of the Company, and a reasonably attractive package would have to be formulated to maintain the effectiveness of such grant. As such, we considered the grant of the Further Proposed RSU Grant to Dr. Zhao, which will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer, is reasonable.

LETTER FROM MESSIS CAPITAL

(ii)	Basis for determining the number of Restricted Share Units to be granted to Dr. Chiu:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	= 0.1%(1) x 42,186,369,997(2) 7 10(3) 7 2(4) = 2,109,318

On-board grant (50% share options and 50% Restricted Share Units)	= 5,000,000(5) 7 10(3) x 75%(6) = 375,000

As the Annual Additional Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant to Dr. Chiu is 50% of 2,109,318 shares under the Annual Additional Grant, that is, 1,054,659 Restricted Share Units. For Dr. Chiu’s on-board grant, as it comprises a combination of 50% share options and 50% Restricted Share Units, the Further Proposed RSU Grant applicable to Dr. Chiu is 50% of 375,000 shares, that is, 187,500 Restricted Share Units.

(1)	One-fourth of the fixed percentage of 0.4% previously used in the calculation of the on- board grant to the Chief Executive Officer, reflecting the fact that the on-board grant is made at the beginning of a four year period and vests in respect of 25% thereof each year over such period while the Annual Additional Grant will be granted on an annual basis at the end of each year and vests immediately. The Proposed RSU Grant to Dr. Chiu vested on 30 June 2017, being the date on which Dr. Chiu completed his term as advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on 10 May 2017.

(2)	Total issued share capital of the Company on 25 May 2016.

(3)	One-tenth, reflecting the fact that the calculation of all entitlements under the Proposed RSU Grants this year differs from the calculation of the entitlements to individual Directors in 2016 in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(4)	Reference is made to the Company’s announcement dated 10 May 2017 in relation to Dr. Chiu stepping down as the Chief Executive Officer of the Company. The Proposed RSU Grant to Dr. Chiu is part of Dr. Chiu’s contractual entitlement as Chief Executive Officer under his employment terms in effect as at the date of his stepping down, and aims to recognise Dr. Chiu’s contributions in connection with his role as Chief Executive Officer of the Company in 2017. As set out in footnote (1) above, the Proposed RSU Grant to Dr. Chiu vested on 30 June 2017. As the period from 1 January 2017 to 30 June 2017 represents a half-year, the number of Restricted Share Units proposed to be granted to Dr. Chiu pursuant to the Proposed RSU Grant to Dr. Chiu is accordingly half of the number of Restricted Share Units to be granted to the Chief Executive Officer pursuant to the Annual Additional Grant.

(5)	Number of shares subject to the most recent on-board grant made to an independent non-executive Director prior to the Revised Board Policy for share incentives for Directors.

LETTER FROM MESSIS CAPITAL

(6)	Three-fourth of the number of shares set out in footnote (5) above, reflecting the fact that the on-board grant made to non-executive Directors prior to the Revised Board Policy was made at the beginning of a four year period and vests in respect of 25% thereof each year over such period whereas the on-board grant will be granted at the beginning of a three year period and will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on the date on 24 June 2017.

The Proposed RSU Grants aim to provide sufficient incentives to attract, retain and motivate Dr. Zhao and Dr. Chiu to participate in the continuing operation and drive the long-term development of the Company. Reference is made to the announcement of the Company dated 10 May 2017 in relation to Dr. Chiu stepping down as the Chief Executive Officer of the Company and his re- designation as a non-executive Director. As the Proposed RSU Grant to Dr. Chiu was made in recognition of Dr. Chiu’s past contribution of the Company for the six months ended 30 June 2017, Dr. Chiu remains entitled to the Proposed RSU Grant to Dr. Chiu subject to shareholder approval. It is intended that the Restricted Share Units to be granted to Dr. Zhao will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer and the on-board grant to be granted to Dr. Chiu will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on 24 June 2017, being the day immediately after the date of the Company’s annual general meeting on 23 June 2017 during which Dr. Chiu was re-elected as a non-executive Director of the Company. As understood from the Company, if a Restricted Share Units holder resigns before the vesting of the Restricted Share Units granted under the 2014 Equity Incentive Plan, the unvested Restricted Share Units will be subject to forfeiture. Therefore we consider that such vesting mechanism of the grants could serve the purpose to retain the Chief Executive Officer and Directors over the vesting period by providing incentive to remain in the Group before the full vesting of the Restricted Share Units under the 2014 Equity Incentive Plan.

Furthermore, as announced by the Company on 22 May 2017, the Company conditionally granted to Dr. Chiu 1,054,659 share options under its 2014 Stock Option Plan to subscribe for Ordinary Shares, subject to the acceptance of Dr. Chiu and compliance with applicable laws and regulation. Also, as announced by the Company on 7 September 2017, the Company conditionally granted to Dr. Zhao an initial annual grant and Dr. Chiu an on-board grant of 1,687,500 share options and 187,500 share options, respectively, under the 2014 Stock Option Plan to subscribe for Ordinary Shares (together with the 1,054,659 share options granted to Dr. Chiu as announced by the Company on 22 May 2017 collectively known as the ‘‘Share Options’’), subject to the acceptance of Dr. Zhao and Dr. Chiu and compliance with applicable laws and regulation. Further details on the aforesaid grant of share options are contained in the announcement of the Company dated 22 May 2017 and 7 September 2017.

For our due diligence purpose, we have requested the Company to provide us with the background and duties of Dr. Zhao and Dr. Chiu in the Group as discussed above.

LETTER FROM MESSIS CAPITAL

We noted that Dr. Chiu has robust background in the semiconductor industry with strong expertise and experience. We understand from the management of the Company that Dr. Chiu, as the former Chief Executive Officer of the Group, played a key role in the business operation of the Group and was primarily responsible for the overall management and operations and the implementation of the strategic planning of the Group. For Dr. Zhao, we noticed that he has over 25 years of experience in the semiconductor operations and technology development and has held important positions in the Group before the appointment of Chief Executive Officer. Similar to Dr. Chiu, we understand from the management of the Company that Dr. Zhao as the Chief Executive Officer of the Group also plays a key role in the business operation of the Group and is influential in the development of the Group. As such, we are of the opinion that the Proposed RSU Grants, which provide a reward for Dr. Zhao and Dr. Chiu for their contributions, aim to provide sufficient incentives to attract, retain and motivate them, allow them to participate in the continuing operation and drive the long-term development of the Company, and recognise their contributions to the growth of the Company, are justifiable.

We also noted that Dr. Chiu is a member of the Strategic Advisory Committee. As advised by the management of the Company, the responsibilities of the Strategic Advisory Committee include (i) to evaluate and consider any strategic alternative; (ii) to contribute and participate in discussions with potential strategic partners with respect to any strategic alternative; and (iii) to make recommendations to the Board and the management of the Company with respect to any strategic alternative, with such strategic alternative essential to the Group’s business development.

We have also obtained information from the Company regarding the estimated total expenses which would be incurred due to the Proposed RSU Grants and we note that they are relatively minimal relative to the Group’s revenue, general and administrative expenses as well as net profit, so there will be no material impact to the profit and loss statement of the Group. Also, as the Proposed RSU Grants is non-cash item, the Proposed RSU Grants would not create cash outflow for the Company.

In view of the reasons for and possible benefits of the Proposed RSU Grants as presented above, we are of the view that the Proposed RSU Grants is in the interests of the Company and the Shareholders as a whole.

Principal terms of the Proposed RSU Grants

The 2014 Equity Incentive Plan

The 2014 Equity Incentive Plan was approved by the Shareholders at the AGM of the Company on 13 June 2013. The 2014 Equity Incentive Plan will provide for the grant of awards to the Company’s employees, officers or other service providers located in the PRC, the U.S. or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan. Upon registration of the 2014 Equity Incentive Plan with the PRC State Administration of Foreign Exchange on 15 November 2013, the 2014 Equity Incentive Plan became effective. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan shall not exceed 80,184,428 Ordinary Shares. Awards issued under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Compensation Committee. A summary of the 2014 Equity Incentive Plan is included in the 2015 Annual Report.

LETTER FROM MESSIS CAPITAL

The Restricted Share Units

Each of the Restricted Share Units to be granted to Dr. Zhao and Dr. Chiu represents the right to receive an Ordinary Share on the date it vests, and the Restricted Share Units under the Proposed RSU Grant to Dr. Chiu were vested on 30 June 2017, being the date on which Dr. Chiu completed his term as an advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on 10 May 2017. It is intended that the Restricted Share Units to be granted to Dr. Zhao will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer and that the Restricted Share Units to be granted to Dr. Chiu under Dr. Chiu’s on-board grant will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on 24 June 2017, being the day immediately after the date of the Company’s annual general meeting on 23 June 2017 during which Dr. Chiu was re-elected as a non-executive Director of the Company. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

Consideration of the Proposed RSU Grants

As already mentioned, in accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands. We understand that the Restricted Share Units are granted as compensation for service or performance to attract, retain and motivate employees and directors of, and other service providers to, the Company, and to allow them to participate in the growth and profits of the Company.

We intend to quantify and analyse the remunerations of Dr. Zhao and Dr. Chiu for the six months ended 30 June 2017. We have obtained estimations from the Company on the expenses (collectively known as the ‘‘Expenses’’) to be incurred for the grant/issue of the Restricted Share Units under the Proposed RSU Grants and the Share Options, which in our view reflects the value of such incentives to be provided to Dr. Zhao and Dr. Chiu.

LETTER FROM MESSIS CAPITAL

In respect of Dr. Chiu’s Annual Additional Grant, based on the closing price of HK$8.48 per Share as quoted on the Stock Exchange as at 22 May 2017, the estimated Expenses relating to Dr. Chiu were approximately US$1.59 million. In respect of Dr. Zhao’s initial annual grant and Dr. Chiu’s on-board grant, the estimated Expenses are estimated based on the closing price of HK$7.9 per Share as quoted on the Stock Exchange as at 7 September 2017. The Expenses are estimations only and are unaudited and do not represent the expenses to be recognised in the financial statements of the Company.

Based on the information provided by the Company, salaries and wages of Dr. Chiu (compromising his remuneration as the former Chief Executive Officer and former advisor of the Company and excluding the one-off gratitude payment of US$688,000 as stated in the announcement of the Company dated 10 May 2017), was approximately US$1.07 million. The aggregated remuneration (comprising the salaries and wages, cash compensation (if any) and the Expenses, the ‘‘Aggregated Remuneration’’) of Dr. Chiu in respect of the Annual Additional Grant for the six months ended 30 June 2017 was approximately US$2.66 million. In relation to the initial annual grant to Dr. Zhao and on-board grant to Dr. Chiu, since they started their new positions in May 2017, we have estimated their Aggregated Remuneration based on their expected salaries and wages and cash compensation of their respective new positions (which are fixed in nature) for the six months ending 31 December 2017. Set out below are the Aggregated Remunerations in table form for Dr. Zhao and Dr. Chiu:

Position	Grantee	Salaries and Wages	Cash Compensation	Estimated Expenses for the Proposed RSU Grants and the Share Options

Chief Executive Officer	Dr. Zhao	US$198,000	—	US$2,332,000
Former Chief Executive Officer and former advisor of the Company	Dr. Chiu	US$1,074,000	—	US$1,589,000
Non-executive Director	Dr. Chiu	—	US$22,500	US$312,000

As referred to the unaudited results for the six months ended 30 June 2017, the Group (i) generated unaudited condensed consolidated revenue of approximately US$1,544.3 million (equivalent to approximately HK$12.0 billion based on the exchange rate of US$1 : HK$7.8) and unaudited condensed consolidated profit after tax of approximately US$97.5 million (equivalent to approximately HK$0.76 billion) for the six months ended 30 June 2017; and (ii) recorded unaudited condensed consolidated total equity of approximately US$5,945.1 million (equivalent to approximately HK$46.4 billion) as at 30 June 2017.

LETTER FROM MESSIS CAPITAL

The ratio calculations of the Company are as follows:

(i)	Basis for Aggregated Remuneration as a percentage of revenue

= Aggregated Remuneration 7 Revenue for the six months ended 30 June 2017

= (Salaries and Wages + Cash Compensation + Estimated Expenses for the Proposed RSU Grants and the Share Options) 7 Revenue for the six months ended 30 June 2017

(ii)	Basis for Aggregated Remuneration as a percentage of profit after tax

= Aggregated Remuneration 7 Profit after tax for the six months ended 30 June 2017

= (Salaries and Wages + Cash Compensation + Estimated Expense for the Proposed RSU Grants and the Share Options) 7 Profit after tax for the six months ended 30 June 2017

(iii)	Basis for Aggregated Remuneration as a percentage of total equity

= Aggregated Remuneration 7 Total Equity as at 30 June 2017

= (Salaries and Wages + Cash Compensation + Estimated Expense for the Proposed RSU Grants and the Share Options) 7 Total Equity as at 30 June 2017

Set out below are the analysis in table form on the Aggregated Remuneration of the Company as compared with the key financial figures of the Group:

Position	Grantee	Aggregated Remuneration	% of Revenue	% of Profit after tax	% of total Equity

Chief Executive Officer	Dr. Zhao	US$2,530,000	0.16%	2.59%	0.04%
Former Chief Executive Officer and former advisor of the Company	Dr. Chiu	US$2,663,000	0.17%	2.73%	0.04%
Non-executive Director	Dr. Chiu	US$334,500	0.02%	0.34%	0.01%

The Aggregated Remuneration of Dr. Chiu, for being the then Chief Executive Officer and the then advisor of the Group for the six months ended 30 June 2017, represents approximately 0.17% of the revenue of the Group and approximately 2.73% of the net profit of the Group for the six months ended 30 June 2017. For Dr. Zhao, his Aggregated Remuneration for being the Chief Executive Officer represents approximately 0.16% of the revenue of the Group and approximately 2.59% of the net profit of the Group for the six months ended 30 June 2017. Dr. Chiu’s Aggregated Remuneration as a non-executive Director represents approximately 0.02% and 0.34% of the revenue and net profit of the Group for the six months ended 30 June 2017, respectively, which is insignificant.

LETTER FROM MESSIS CAPITAL

In respect of Dr. Chiu’s Aggregated Remuneration for being the then Chief Executive Officer and the then advisor of the Group, we consider that the Chief Executive Officer, being the key decision maker of the Group’s business operation and development, has direct and major contribution to the financial performance of the Group. Other than that, the role of being the advisor of the Company during the transitional period of the change in Chief Executive Officer ensured a smooth transition of executive leadership responsibilities. The Company has achieved considerable business growth during the six months ended 30 June 2017 as reflected by the growth in revenue of approximately 16.6% as compared with the same period in 2016, which we consider significant for such business volume of the Group.

Though the gross profit margin and the net profit margin had decreased for the six months ended 30 June 2017 as compared with the six months ended 30 June 2016, as discussed earlier, it was mainly due to the increase in production capacity but a lower utilisation rate and the increase in research and development expenses and the increase in general and administrative expenses due to general expansion of the Group. Given the monthly wafer fabrication capacity increased from 339,000 8-inch equivalent wafers as at 30 June 2016 to 438,250 8-inch equivalent wafers as at 30 June 2017, and it takes time for demand to match full production utilisation, the gross profit margin for the six months ended 30 June 2017 decreased. Moreover, the increase in production capacity would allow the future growth of the Group, as the production capacity was nearly in full for the year ended 31 December 2016, reaching a capacity utilisation of 97.5% as stated in the 2016 annual report of the Company.

In respect of Dr. Zhao’s Aggregated Remuneration, similar to that of Dr. Chiu’s Aggregated Remuneration for being the then Chief Executive Officer and the then advisor of the Group, we consider that the Chief Executive Officer, being the key decision maker of the Group’s business operation and development, has direct and major contribution to the financial performance of the Group. Since Dr. Zhao’s Further Proposed RSU Grant will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer and in view of the improved financial results of the Group from 2014 to 2016 since the adoption of the 2014 Equity Incentive Plan, the Further Proposed RSU Grant will provide sufficient incentives to attract, retain and motivate Dr. Zhao to participate in the continuing operation and drive the long-term development of the Company.

LETTER FROM MESSIS CAPITAL

We consider that the number of Restricted Share Units granted to Dr. Zhao and Dr. Chiu is fair and reasonable, and that the Proposed RSU Grants at no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto), is acceptable. Having considered the principal terms of the Proposed RSU Grants as highlighted above, we are of the opinion that the terms of the Proposed RSU Grants are fair and reasonable so far as the Independent Shareholders are concerned.

Potential dilution of the shareholding interests of the existing public Shareholders

As at the Latest Practicable Date, Dr. Zhao holds 49,311 Ordinary Shares, is interested in 1,875,733 share options granted to him by the Company pursuant to the 2004 Stock Option Plan, and is interested in 1,687,500 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.0777% of the total issued share capital of the Company. As at the Latest Practicable Date, Dr. Chiu holds 4,519,361 Ordinary Shares and is interested in 11,103,588 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan, and 3,351,477 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.4079% of the total issued share capital of the Company.

Subject to Independent Shareholders’ approval of the Proposed RSU Grant to Dr. Chiu at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Ordinary Shares that may be issued to Dr. Chiu in respect of the Proposed RSU Grant to Dr. Chiu in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 1,054,659, representing approximately 0.0227% of the total issued share capital of the Company as at the Latest Practicable Date and 0.0227% respectively of the enlarged total issued share capital of the Company. Considering the Annual Additional Grant and the on-board grant as a non- executive Director to Dr. Chiu, the total interests of Dr. Chiu in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.4079% of the total issued share capital of the Company as at the Latest Practicable Date and 0.4076% of the enlarged total issued share capital of the Company.

Subject to Independent Shareholders’ approval of the Further Proposed RSU Grants at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Ordinary Shares that may be issued to Dr. Zhao and Dr. Chiu in respect of the Further Proposed RSU Grants in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 1,687,500 and 187,500 respectively, representing approximately 0.0363% and 0.0040% respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0363% and 0.0040% respectively of the enlarged total issued share capital of the Company. Considering the initial annual grant as the Chief Executive Officer and the on-board grant as a non-executive Director to Dr. Zhao and Dr. Chiu, respectively, and the Annual Additional Grant to Dr. Chiu, the total interests of Dr. Zhao and Dr. Chiu in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.0777% and 0.4079% respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0776% and 0.4076% respectively of the enlarged total issued share capital of the Company.

LETTER FROM MESSIS CAPITAL

Based on the closing price of HK$7.9 per Share as quoted on the Stock Exchange on the Latest Practicable Date, the market value of the Restricted Share Units under the Proposed RSU Grant to Dr. Chiu and the Further Proposed RSU Grants amounts to approximately HK$8,331,806 and HK$14,812,500, respectively.

As indicated above, the change in shareholding of the Company would be minimal as a result of the Proposed RSU Grants. Moreover, taking into account (i) the reasons for and possible benefits of the Proposed RSU Grants; and (ii) the terms of the Proposed RSU Grants being fair and reasonable, we are of the view that the immaterial dilution to the shareholding interests of the existing public Shareholders as a result of the Proposed RSU Grants is acceptable.

Recommendation on the Proposed RSU Grants

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Proposed RSU Grants are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Proposed RSU Grants are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Proposed RSU Grants and the transactions contemplated thereunder and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully, For and on behalf of Messis Capital Limited

Wallace Cheung
Director

Note:	Mr. Wallace Cheung is a licensed person registered with the Securities and Future Commission of Hong Kong and regarded as a licensed representative of Messis Capital Limited to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has over 6 years of experience in the corporate finance industry.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

The audited consolidated financial information of the Group for each of the three years ended 31 December 2014, 2015 and 2016 are disclosed in the annual reports of the Company for the years ending 31 December 2014, 2015 and 2016 published on 29 April 2015, 25 April 2016 and 27 April 2017 respectively. There was no qualified audit opinion expressed on the financial statements of the Group for the aforementioned three years.

The above annual reports of the Company have been published on both the website of the Stock Exchange and the website of the Company, and the relevant links to these annual reports are set out below:

2016 annual report:

(i)	http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0427/LTN20170427549.pdf; and

(ii)	http://www.smics.com/attachment/2017042716500100012793269_en.pdf 2015 annual report:

(i)	http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0425/LTN20160425813.pdf; and

(ii)	http://www.smics.com/attachment/2016042518170100032493975_en.pdf 2014 annual report:

(i)	http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0429/LTN20150429391.pdf; and

(ii)	http://www.smics.com/attachment/2015042916470200032188181_en.pdf

2.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

According to our 2016 annual report which has been disclosed on both the website at the Stock Exchange and the website of the Company, the business outlook for 2017 is as follows:

In 2016, revenue was a historical high of $2.9 billion and looking forward into 2017 we target another year of historical high revenue. SMIC is in a stage of growth, addressing a broad-based demand for capacity on both advanced and mature line-widths, and we target a 20% compound annual growth rate from 2016–2019. In this year we continue to focus on the careful expansion of our existing facilities in response to customers’ needs, while executing on our strategy of keeping a balanced focus on both growth and profitability. Our capacity target by 2017 year-end is 450,000 8-inch equivalent wafers per month, representing a growth of 11% from 2016 year-end capacity of 406,000 wafers per month. This year, 28nm will be one of the primary contributors to growth, and we target 28nm wafer revenue contribution to reach high single digit contribution by the end of the year on a quarterly basis. Other growth drivers in 2017 include a more diverse variety of mature technologies. This year we expect revenue growth will be from various geographic regions and particular strength from North America based customers. We continue to benefit from our strong position in China-not only from the growing domestic fabless industry, but also from international customers with the desire to capture more content share in China.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	STATEMENT OF INDEBTEDNESS

As at the close of business on 31 July 2017, being the latest practicable date for the purpose of this statement of indebtedness prior to printing of this circular, the indebtedness of the Group was as follows:

(i)	Borrowings

At the close of business on 31 July 2017, the total outstanding bank borrowings of the Group was approximately US$1,756.6 million, which includes US$1,189.9 million unsecured bank loans and US$566.7 million secured bank loans (with securities provided by subsidiaries of the Company). Out of the US$1,756.6 million bank borrowings, US$966.4 million was guaranteed and US$790.2 million was unguaranteed.

(ii)	Debt securities

At the close of business on 31 July 2017, the Group had convertible bonds of US$403.8 million, corporate bonds of US$495.9 million and medium term notes of US$221.3 million. All such debt securities are unsecured and unguaranteed.

(iii)	Mortgages and charges

At the close of business on 31 July 2017, property, plant and equipment with carrying amount of approximately US$557.3 million have been pledged to secure borrowings of the Group. The plant and equipment have been pledged as security for bank loans and sale and leaseback borrowings under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

(iv)	Contingent liabilities

At the close of business on 31 July 2017, the Group had no contingent liability.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have any mortgages, charges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits, or any guarantees, or any other contingent liabilities outstanding at the close of business on the Latest Practicable Date. The Directors confirm that they are not aware of any material adverse change in the indebtedness position and contingent liabilities of the Group since the Latest Practicable Date up to the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

4.	WORKING CAPITAL

The Directors are of the opinion that, after taking into account the effect of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder, its internal resources, the financial resources available to the Group, including its existing cash and cash equivalents on hand, its cash flow from operating activities, the Group has sufficient working capital for its requirements for at least next 12 months from the date of this circular.

5.	EFFECT OF THE AMENDMENT JV AGREEMENT AND THE CAPITAL INCREASE AGREEMENT ON EARNINGS, ASSETS AND LIABILITIES OF THE COMPANY

Earnings

The completion of the transactions contemplated under the Amendment JV Agreement and the Capital Increase Agreement is not expected to have any direct effect on the earnings of the Group.

Assets

Based on the Company’s unaudited interim results for the six months ended 30 June 2017, the unaudited consolidated net asset value (‘‘NAV’’) of the Group was approximately US$5,945 million as at 30 June 2017. The completion of the transactions contemplated under the Amendment JV Agreement and the Capital Increase Agreement will result in an increase in the Group’s NAV by approximately US$1,176 million.

Liabilities

The cash capital contribution from the Company, SMIC Beijing and SMIC Holdings will be funded by internal cash flow and debt financing. Funding by internal cash flow is not expected to have any effect on the liabilities of the Group. Funding by debt financing will increase the liabilities of the Group by the principal amounts and the interest amounts of the loans accordingly. As at the date of this circular, the Company is yet to determine the amounts that will be funded by debt financing.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)	Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or short positions of the Directors and the Chief Executive Officer in the Shares, underlying Shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

			Number of	Derivatives			Percentage of aggregate interests to total issued share capital
Name of Director	Long/Short Position	Nature of Interests	Ordinary Shares held (Note 22)	Share Options (Note 22)	Other (Note 22)	Total Interests (Note 22)	of the Company (Note 1)

Chief Executive Officer
Zhao Haijun	Long Position	Beneficial Owner	49,311	1,875,733 (Note 2)	1,687,500 (Note 3)	3,612,544	0.058%

Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	—	2,521,163 (Note 4)	1,080,498 (Note 5)	3,601,661	0.077%
Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003 (Note 6)	85,505 (Note 7)	2,049,508	0.044%

Non-executive Directors
Tzu-Yin Chiu	Long Position	Beneficial Owner	4,519,361	11,103,588 (Note 8)	3,351,477 (Note 9)	18,974,426	0.408%
Chen Shanzhi	Long Position	Beneficial Owner	—	477,187 (Note 10)	162,656 (Note 11)	639,843	0.014%
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guo Hua	Long Position	Beneficial Owner	—	187,500 (Note 12)	187,500 (Note 13)	375,000	0.008%

APPENDIX II	GENERAL INFORMATION

			Number of	Derivatives			Percentage of aggregate interests to total issued share capital
Name of Director	Long/Short Position	Nature of Interests	Ordinary Shares held (Note 22)	Share Options (Note 22)	Other (Note 22)	Total Interests (Note 22)	of the Company (Note 1)

Independent Non- executive Directors
Lip-Bu Tan	Long Position	Beneficial Owner	115,439	591,426	62,500	769,365	0.017%
				(Note 14)	(Note 15)
William Tudor Brown	Long Position	Beneficial Owner	—	449,229	—	449,229	0.010%
				(Note 16)
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	488,730	—	488,730	0.011%
				(Note 17)
Shang-yi Chiang	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
				(Note 18)	(Note 19)
Jason Jingsheng Cong	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
				(Note 20)	(Note 21)

Notes:

(1)	Based on 4,651,401,412 Ordinary Shares in issue as at the Latest Practicable Date.

(2)	These options comprise: (a) options which were granted to Dr. Zhao on 11 June 2013 to purchase 1,505,854 Ordinary Shares at a price of HK$6.40 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 10 June 2023 or 90 days after termination of his service, (b) options which were granted to Dr. Zhao on 7 September 2017 to purchase 1,687,500 Ordinary Shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 6 September 2027 or 90 days after termination of his service as a Chief Executive Officer. As of the Latest Practicable Date, 1,317,621 of these options has been exercised.

(3)	On 7 September 2017, Dr. Zhao was granted an award of 1,687,500, Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as chief executive officer. These RSUs are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, none of these RSUs has been exercised.

(4)	On 20 May 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 19 May 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(5)	On 20 May 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of 6 March 2015, shall fully vest on 6 March 2019. As of the Latest Practicable Date, 540,249 Restricted Share Units were vested.

(6)	These options comprise: (a) options which were granted to Dr. Gao on 24 May 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on 17 June 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 16 June 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on 12 June 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 11 June 2024 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

APPENDIX II	GENERAL INFORMATION

(7)	On 17 November 2014, Dr. Gao was granted an award of 291,083 Restricted Share Units pursuant to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of 17 June 2013 and which shall fully vest on 17 June 2017, and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of 1 March 2014 and which shall fully vest on 1 March 2018. As the Latest Practicable, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)	These options comprise: (a) On 8 September 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c) On 12 September 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On 5 April 2017, options to purchase 2,109,318 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. (e) On 22 May 2017, options to purchase 1,054,659 shares at a price of HK$8.48 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on 30 June 2017 and will expire on the earlier of 29 June 2027 or 120 days after termination of his service as a Director to the Board. (f) On 7 September 2017, options to purchase 187,500 shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on 24 June 2017 and will expire on the earlier of 23 June 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, 1,800,000 of these options have been exercised.

(9)	These restricted share units comprise: (a) On 25 May 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 2,109,318 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (d) On 22 May 2017, 1,054,659 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested on 30 June 2017 and subject to the Independent Shareholders’ approved at the EGM. (e) On 7 September 2017, 187,500 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over a period of three years at the rate of 33%, 33% and 34% on each anniversary of 24 June 2017, shall fully vest on 24 June 2020 and are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, 853,358 Restricted Share Units were exercised.

(10)	These options comprise: (a) On 24 May 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase 98,958 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c) On 12 September 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On 5 April 2017, options to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

APPENDIX II	GENERAL INFORMATION

(11)	These restricted share units comprise: (a) On 25 May 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. As of the Latest Practicable Date, none of these RSUs has been exercised.

(12)	On 5 April 2017, Dr. Tong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(13)	On 5 April 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(14)	These options comprise (a) options granted to Mr. Tan on 17 February 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 16 February 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on 23 February 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 22 February 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on 25 May 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board, (d) options granted to Mr. Tan on 12 September 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board, and (e) options granted to Mr. Tan on 5 April 2017 to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(15)	These restricted share units comprise: (a) On 25 May 2016, 114,583 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 62,500 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As of the Latest Practicable Date, 115,439 Restricted Share Units were exercised.

APPENDIX II	GENERAL INFORMATION

(16)	On 6 September 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(17)	On 17 November 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 16 November 2024 or 120 days after termination of her service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(18)	On 5 April 2017, Dr. Chiang was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(19)	On 5 April 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of 20 December 2016, shall fully vest on 20 December 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(20)	On 5 April 2017, Dr. Cong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(21)	On 5 April 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(22)	These interests have been adjusted upon the Share Consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from 7 December 2016.

APPENDIX II	GENERAL INFORMATION

(b)	Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

			Number of	Percentage of Ordinary Shares Held to Total Issued Share			Percentage of Total Interests to Total Issued Share
			Ordinary Shares Held	Capital of the Company	Derivatives	Total Interest	Capital of the Company
Name of Shareholder	Nature of interest	Long/Short Position	(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 5)

Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	797,996,122 (Note 2)	17.16%	—	797,996,122	17.16%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Interest of corporation controlled	Long Position	740,000,000 (Note 3)	15.91%	—	740,000,000	15.91%
Tsinghua University	Interest of corporation controlled	Long Position	434,825,100 (Note 4)	9.35%	—	434,825,100	9.35%
Zhao Weiguo	Interest of corporation controlled	Long Position	434,825,100 (Note 4)	9.35%	—	434,825,100	9.35%

Notes:

(1)	Based on 4,651,401,412 Ordinary Shares in issue as at the Latest Practicable Date.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd.

(4)	Tsinghua University holds 434,825,100 Ordinary Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% held subsidiary of Tsinghua University) and other corporation controlled by it and a 49% indirectly held subsidiary of Zhao Weiguo) and another corporation controlled by it.

(5)	These interests have been adjusted upon the Share Consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from 7 December 2016.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2016, the date of the latest published audited accounts of the Group.

APPENDIX II	GENERAL INFORMATION

LITIGATION AND CLAIMS

As at the Latest Practicable Date, the Directors were not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company and Dr. Tong Guo Hua, a non- executive Director of the Company, is currently the president and an executive director of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)	none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

APPENDIX II	GENERAL INFORMATION

EXPERT AND CONSENT

The following is the qualification of the Independent Financial Adviser which has given opinions or advice contained in this circular:

Name	Qualification

Messis Capital	A licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Messis Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Messis Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Messis Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital dated 13 September is set out on pages 30 to 61 for incorporation herein.

APPENDIX II	GENERAL INFORMATION

MATERIAL CONTRACTS

The Group has entered into the following material contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this circular and up to the Latest Practicable Date:

(a)	the share purchase agreement dated 24 December 2015 entered into between the Company, SJ Semiconductor Corporation (‘‘SJ Semi’’), SJ Semiconductor (Hong Kong) Limited, SJ Semiconductor (JY) Co., Ltd., Xun Xin (Shanghai) Investment Co. Ltd. (‘‘Xun Xin’’) and Qualcomm Global Trading Pte. Ltd. (‘‘Qualcomm’’) in relation to the purchase of Series B preference shares issued by SJ Semi. At the initial closing on 31 December 2015, the Company purchased 133,333,333 Series B preference shares for approximately US$80 million, Xun Xin purchased 83,333,333 Series B preference shares for approximately US$50 million and Qualcomm purchased 16,666,666 Series B preference shares for approximately US$10 million. It is intended that each of the Company, Xun Xin and Qualcomm will purchase the same number of Series B preference shares for the same consideration at the subsequent closing on 30 September 2016;

(b)	the subscription agreement dated 7 June 2016 entered into between the Company and J.P. Morgan Securities PLC (the ‘‘Manager’’) in relation to the US$450 million zero coupon convertible bonds to be issued by the Company to the Manager, with a maturity date of 7 July 2022;

(c)	the sale and purchase agreement dated 24 June 2016 entered into between the Company, LFoundry Europe GmbH and Marsica Innovation S.p.A pursuant to which LFoundry Europe GmbH and Marsica Innovation S.p.A agreed to sell and the Company agreed to purchase a participation representing 70% of the corporate capital of LFoundry S.r.l. for an aggregate cash consideration of EUR49 million (subject to adjustment); and

(d)	the amended and restated joint venture agreement dated 20 July 2017 entered into among the existing shareholders of Sino IC Leasing Co., Ltd. (the ‘‘Joint Venture Company’’) (the Company, China IC Fund and its sole manager, Sino IC Capital Co., Ltd., and seven independent third parties) and six other independent third parties pursuant to which (i) the Company has agreed to increase its capital contribution obligation towards the Joint Venture Company as contained in the previous joint venture agreement from RMB0.60 billion to RMB0.80 billion (comprising RMB792,075,000 into its registered capital and RMB7,925,000 into its capital reserves) while its shareholding in the Joint Venture Company will decrease from approximately 10.56% to approximately 7.44%; and (ii) China IC Fund has agreed to increase its capital contribution obligation towards the Joint Venture Company as contained in the previous joint venture agreement from RMB2.00 billion to RMB3.50 billion (comprising RMB3,440,562,000 into its registered capital and RMB59,438,000 into its capital reserves) while its shareholding in the Joint Venture Company will decrease from approximately 35.21% to approximately 32.31%.

APPENDIX II	GENERAL INFORMATION

MISCELLANEOUS

The Company has two joint company secretaries, Dr. Gao Yonggang and Dr. Liu Wei.

Dr. Gao graduated from Nankei University with a PhD in management. He is the chief financial officer of the Company. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia, and a Founding Member and director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law and the University of Cambridge with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong, England and Wales.

The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the head office of the Company is 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, People’s Republic of China.

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 15 September 2017 to 29 September 2017 (both days inclusive):

(a)	the memorandum and articles of association of the Company;

(b)	the annual reports of the Company for the financial years ended 31 December 2015 and 31 December 2016;

(c)	the Amendment JV Agreement;

(d)	the Capital Increase Agreement;

(e)	a copy of the 2014 Equity Incentive Plan;

(f)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(g)	the letter of advice from Messis Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(h)	the written consent of Messis Capital referred to in this appendix;

(i)	the circular of the Company dated 24 May 2017;

(j)	the material contracts referred to in the section headed ‘‘Material Contracts’’ in this appendix; and

(k)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held at 18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on Friday, 29 September 2017 at 2 : 00 p.m. for the purpose of transacting the following businesses:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

(a)	the amended and restated joint venture agreement dated 10 August 2017 (the ‘‘Amendment JV Agreement’’) entered into between the Company, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd.*, Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership), Beijing Industrial Developing Investment Management Co., Ltd., Zhongguancun Development Group and E-Town Capital International Investment & Development Co., Ltd. in relation to further capital contributions towards Semiconductor Manufacturing North China (Beijing) Corporation, a copy of the Amendment JV Agreement has been produced to the EGM marked ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b)	the capital increase and subscription agreement dated 10 August 2017 (the ‘‘Capital Increase Agreement’’) entered into between the Company, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd.*, Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership), Beijing Industrial Developing Investment Management Co., Ltd., Zhongguancun Development Group, E-Town Capital International Investment & Development Co., Ltd. and Semiconductor Manufacturing North China (Beijing) Corporation, a copy of the Capital Increase Agreement has been produced to the EGM marked ‘‘B’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(c)	any director(s) of the Company be and is/are hereby authorised, for and on behalf of the Company, to enter into any agreement, deed or instrument and/ or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Amendment JV Agreement, the Capital Increase Agreement and transactions contemplated thereunder; and/or (ii) any amendment, variation or modification of the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.’’

2.	‘‘THAT:

(a)	the proposed grant of 1,054,659 restricted share units (‘‘RSUs’’) to Dr. Tzu- Yin Chiu, the former Chief Executive Officer of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be hereby approved and confirmed; and

(b)	any director of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the Ordinary Shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

3.	‘‘THAT:

(a)	the proposed grant of 1,687,500 restricted share units (‘‘RSUs’’) to Dr. Haijun Zhao, the Chief Executive Officer of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be hereby approved and confirmed; and

(b)	any director of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the Ordinary Shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	‘‘THAT:

(a)	the proposed grant of 187,500 restricted share units (‘‘RSUs’’) to Dr. Tzu- Yin Chiu, a non-executive Director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be hereby approved and confirmed; and

(b)	any director of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the Ordinary Shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

*	for identification purpose only

By Order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 13 September 2017

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

As at the date of this notice, the Board comprises two executive Directors, namely Dr. Zhou Zixue (Chairman) and Dr. Gao Yonggang (Chief Financial Officer); six non-executive Directors, namely Dr. Tzu-Yin Chiu (Vice Chairman), Dr. Chen Shanzhi, Mr. Zhou Jie, Mr. Ren Kai, Mr. Lu Jun and Dr. Tong Guohua; and five independent non-executive Directors, namely Mr. Lip-Bu Tan, Mr. William Tudor Brown, Ms. Carmen I-Hua Chang, Dr. Shang-yi Chiang and Dr. Jason Jingsheng Cong.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	A member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the EGM or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from 26 September 2017 to 29 September 2017 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 25 September 2017. All persons who are registered holders of the Shares on 29 September 2017, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 13 September 2017 which contains information concerning the resolutions to be proposed at the EGM.

5.	The voting at the meeting will be taken by a poll.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 14, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary